Exhibit 10.10

Execution Version

AGREEMENT AND PLAN OF MERGER

among

Versus Systems Inc.,

a British Columbia corporation,

Wonkavision Merger Sub Inc.,

a Delaware corporation,

Xcite Interactive, Inc.,

a Delaware corporation,

and

Front Range Ventures, LLC,
as the Stockholders’ Agent

Dated May 11, 2021

TABLE OF CONTENTS

Article I The Merger		1

1.1	The Merger.	1
1.2	Closing Deliveries.	2
1.3	Effect on Company Securities.	4
1.4	Payment Procedures.	6
1.5	No Further Ownership Rights in the Company Capital Stock	8
1.6	Net Working Capital Adjustment.	8
1.7	Tax Consequences	9
1.8	Transfer Taxes	10
1.9	Withholding Rights	10
1.10	Taking of Necessary Action; Further Action	10

Article II Representations and Warranties of the Company		10

2.1	Organization, Standing, Power and Subsidiaries.	10
2.2	Capital Structure.	11
2.3	Authority; Non-contravention.	12
2.4	Financial Statements; No Undisclosed Liabilities.	13
2.5	Absence of Changes	14
2.6	Litigation	14
2.7	Restrictions on Business Activities	14
2.8	Compliance with Laws; Governmental Permits.	15
2.9	Title to, Condition and Sufficiency of Assets; Real Property.	15
2.10	Intellectual Property.	16
2.11	Data Privacy and Security.	22
2.12	Taxes.	23
2.13	Employee Benefit Plans and Employee Matters.	27
2.14	Interested-Party Transactions	31
2.15	Insurance	31
2.16	Books and Records	31
2.17	Material Contracts.	31
2.18	Transaction Fees	34
2.19	Customers	34
2.20	Suppliers	35
2.21	No Other Representations or Warranties	35

Article III Representations and Warranties of Acquirer and Merger Sub		35

3.1	Organization and Standing	35
3.2	Authority; Non-contravention.	35
3.3	Issuance of Shares	36
3.4	No Prior Merger Sub Operations	36
3.5	Capitalization	36
3.6	Acquirer SEC Reports; Financial Statements.	36
3.7	Listing Exchange	37
3.8	Compliance with Law	37
3.9	Legal Proceedings	37
3.10	Transaction Fees	37
3.11	No Other Representations or Warranties	37
3.12	Investigation	37

i

Article IV Additional Agreements		38

4.1	Conduct of the Business	38
4.2	Confidentiality; Public Disclosure.	41
4.3	Expenses; Company Debt.	41
4.4	Tax Matters.	42
4.5	Director and Officer Indemnification.	43
4.6	Further Action	44
4.7	Access	45
4.8	Third-Party Consents; Notices	45
4.9	280G Stockholder Approval	45
4.10	Board Recommendation, Stockholder Approval	45
4.11	No Solicitation.	46
4.12	Securities Filings	47
4.13	Retention Pool	47
4.14	Rule 144 Matters.	47
4.15	Stock Exchange Matters	48

Article V Conditions Precedent		48

5.1	Conditions Precedent to Obligations of Acquirer and Merger Sub to the Closing	48
5.2	Conditions Precedent to Obligations of the Company to the Closing	49

Article VI Holdback Fund and Indemnification		50

6.1	Holdback Fund.	50
6.2	Indemnification.	51
6.3	Indemnifiable Damage Threshold; Other Limitations.	52
6.4	Period for Claims; Survival Period.	54
6.5	Claims.	54
6.6	Resolution of Objections to Indemnification Claims.	55
6.7	Third-Party Claims.	56
6.8	Treatment of Indemnification Payments	56
6.9	Limitation of Liability	57

Article VII Termination		57

7.1	Termination	57
7.2	Effect of Termination	57

Article VIII General Provisions		58

8.1	Notices	58
8.2	Interpretation	59
8.3	Amendment	60
8.4	Extension; Waiver	60
8.5	Counterparts	60
8.6	Entire Agreement; Parties in Interest	60
8.7	Assignment	61
8.8	Severability	61
8.9	Remedies Cumulative; Specific Performance	61
8.10	Arbitration; Submission to Jurisdiction; Consent to Service of Process.	61
8.11	Governing Law	62
8.12	WAIVER OF JURY TRIAL	62
8.13	Stockholders’ Agent.	63
8.14	Representation by Counsel; Conflict Waiver; Attorney Client Privilege.	64

ii

Exhibits

Exhibit A	-	Definitions
Exhibit B	-	List of Key Employees
Exhibit C	-	Form of Non-Competition Agreement
Exhibit D	-	Form of Vesting Agreement
Exhibit E	-	Form of Written Consent and Release
Exhibit F	-	Form of Certificate of Merger
Exhibit G	-	Form of Parachute Payment Waiver
Exhibit H	-	Required Actions
Exhibit I	-	List of Post-Closing Consultants
Exhibit J	-	Company Closing Financial Certificate Template

Schedules

Company Disclosure Letter

iii

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of May 10, 2021 (the “Agreement Date”), among Versus Systems Inc., a British Columbia corporation (“Acquirer”), Wonkavision Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), Xcite Interactive, Inc., a Delaware corporation (the “Company”), and Front Range Ventures, LLC, a Colorado limited liability company, as the stockholders’ agent (the “Stockholders’ Agent”). Certain other terms used herein are defined in Exhibit A.

Recitals

A.	Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly owned subsidiary of Acquirer (the “Merger”) in accordance with this Agreement and the DGCL.

B.	The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein, including the Merger (collectively, the “Transactions”), upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger.

C.	Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, each of the individuals set forth on Exhibit B (each, a “Key Employee”) has executed and delivered to Acquirer (1) an employment offer letter, which shall include a release of any claims against the Company by such individual and the termination of such Key Employee’s existing employment agreement with the Company, together with a confidential information and invention assignment agreement, each in the form acceptable to Acquirer (together, an “ Key Employee Offer Letter”), (2) a non-competition and non-solicitation agreement in substantially the form attached hereto as Exhibit C (a “Non-Competition Agreement”) and (3) a vesting agreement in substantially the form attached hereto as Exhibit D (a “Vesting Agreement” and together with the Key Employee Offer Letter and Non-Competition Agreement, the “Key Employee Documents”) with respect to the vesting requirements of the shares of Acquirer Common Stock such individual would receive pursuant to Section 1.3(a) of this Agreement, each to become effective upon the Closing.

Now, Therefore, the parties agree as follows:

Article I
The Merger

1.1 The Merger.

(a) Merger. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease and the Company shall become a wholly owned subsidiary of Acquirer (sometimes referred to herein as the “Surviving Corporation”).

(b) Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(c) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place remotely by electronic exchange of documents and signatures, unless otherwise agreed by Acquirer and the Company, on the third Business Day following the satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); provided that if such Business Day would otherwise occur anytime during the final 10 Business Days of a fiscal quarter of Acquirer, then Acquirer may, in its sole discretion, delay the Closing until the first Business Day in the next fiscal quarter of Acquirer, subject to the continued satisfaction or waiver of the conditions set forth in Article V. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d) Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL, in substantially the form attached hereto as Exhibit F (the “Certificate of Merger”), shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e) Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the Effective Time:

(i) the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall, by virtue of the Merger and without any further action, be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by the DGCL;

(ii) the Company shall take all actions necessary to cause the bylaws of the Company to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(iii) the Company shall take all actions necessary to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2 Closing Deliveries.

(a) Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by an officer, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing, (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the DGCL and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger and (D) the resolutions of the Company Stockholders adopting this Agreement and approving the Merger;

(ii) a Written Consent and Release executed by each Company Securityholder;

(iii) a resignation letter reasonably satisfactory to Acquirer executed by each director and officer of the Company in office immediately prior to the Closing, in each case, effective as of, and contingent upon, the Effective Time;

(iv) a certificate from the Secretary of State of the State of Delaware and each of the other states or other jurisdictions in which the Company is qualified to do business as a foreign corporation, dated within ten Business Days prior to the Closing Date, certifying that the Company is in good standing;

(v) evidence reasonably satisfactory to Acquirer of the termination or waiver of any rights of first refusal, rights to any liquidation preference, redemption rights, conversion rights and rights of notice of any Company Stockholder with respect to any of the Transactions, effective as of, and contingent upon the Closing;

(vi) the Spreadsheet in a form reasonably satisfactory to Acquirer and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(vii) the Company Closing Financial Certificate;

(viii) the Certificate of Merger, executed by the Company;

(ix) payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt for borrowed money, which letters provide for the release of all Encumbrances relating to such Company Debt following satisfaction of the terms contained in such payoff letters (including the payment in full and discharge of all principal and accrued but unpaid interest and any premiums or other fees payable in connection with such Company Debt);

(x) prior to the solicitation of the Company Stockholder vote described under Section 4.9, a parachute payment waiver, in substantially the form attached hereto as Exhibit G (the “Parachute Payment Waiver”), executed by each Person listed on Schedule 2.12(y) of the Company Disclosure Letter who would receive a parachute payment;

(xi) a duly executed amendment to the Convertible Note providing for the treatment of the Convertible Note contemplated pursuant to Section 1.3(a)(iii);

(xii) an offer letter, employee invention and confidentiality agreement, arbitration agreement and confidential information and non-disclosure agreement in substantially the form identified by Acquirer for such Person (collectively, the “Continuing Employee Offer Letters” and, together with the Key Employee Offer Letters, the “Offer Letters”) for the benefit of the Person identified by Acquirer, and to be effective at the Closing, signed by all of the Company’s employees who will continue to be employed by the Company after Closing;

(xiii) evidence reasonably satisfactory to Acquirer of the Company’s completion of the actions set forth in Exhibit H (the “Required Actions”); and

(xiv) consulting agreements, in substantially the form identified by Acquirer, executed by the Persons set forth on Exhibit I.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(a) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

(b) Acquirer and Merger Sub Deliverables. Acquirer and Merger Sub shall deliver to the Company and Stockholders’ Agent at or prior to the Closing:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Acquirer by an officer, certifying the resolutions of the board of directors of Acquirer approving this Agreement and the Transactions;

(ii) a certificate, dated as of the Closing Date and executed on behalf of Merger Sub by an officer, certifying (A) the certificate of incorporation of the Merger Sub in effect as of the Closing, (B) the bylaws of the Merger Sub in effect as of the Closing and (C) the resolutions of the board of directors of Merger Sub (I) declaring this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (II) approving this Agreement in accordance with the DGCL and (III) directing that the adoption of this Agreement be submitted to its sole stockholder for consideration and recommending that its sole stockholder adopt this Agreement and approve the Merger and (D) the resolutions of Acquirer as the sole stockholder of Merger Sub adopting this Agreement and approving the Merger;

(iii) a certificate from the Secretary of State of British Columbia, dated within ten Business Days prior to the Closing Date, certifying that Acquirer is in good standing; and

(iv) a certificate from the Secretary of State of the State of Delaware, dated within ten Business Days prior to the Closing Date, certifying that Merger Sub is in good standing.

1.3 Effect on Company Securities.

(a) Treatment of Company Capital Stock and Company Warrants. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder or any other Person:

(i) Treatment of Company Capital Stock. Each share of Company Capital Stock held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4 and the terms of any Vesting Agreement to which such Converting Holder is a party, a number of shares of Acquirer Common Stock equal to the quotient of (x) the Per Share Consideration, divided by (y) the Acquirer Stock Price.

(ii) Treatment of Company Warrants. Each Company Warrant that is outstanding immediately prior to the Effective Time shall be exercised or cancelled and if exercised shall be automatically converted into the right to receive, upon the basis and upon the terms and conditions specified in such Company Warrant and in lieu of the Company Capital Stock immediately purchasable and receivable upon the exercise of the rights represented thereby and subject to and in accordance with Section 1.4 and the terms of any Vesting Agreement to which such Converting Holder is a party, a number of shares of Acquirer Common Stock equal to the quotient of (x) the number of shares of Company Common Stock subject to such Company Warrant multiplied by (y) the excess, if any, of the Per Share Consideration over the exercise price payable per share of Company Common Stock under such Company Warrant, divided by (z) the Acquirer Stock Price.

(iii) Treatment of Convertible Note. The Company and Acquirer will take all necessary action to execute and deliver an amendment, prior to the Effective Time, with respect to the Convertible Note to provide, among other things, that immediately prior to the Effective Time, the principal amount (and any accrued interest) under the Convertible Note shall be automatically converted into (A) a number of shares of Company Common Stock at the Note Conversion Price (as defined therein) and (B) the right to receive a customary warrant exercisable into a number of shares of Acquirer Common Stock (rounded down to the nearest whole share) equal to the quotient of (x) 50% of the principal amount (and any accrued interest) of the Convertible Note, divided by (y) the Acquirer Stock Price, with an exercise price payable per share of Acquirer Common Stock issuable under such warrant equal to the Acquirer Stock Price. Notwithstanding the foregoing, the Company will not make any change to the terms of the Convertible Note without the prior written consent of Acquirer.

(b) Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(c) Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(d) Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Total Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Total Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Total Merger Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL and received by the Company and (ii) the right to direct all negotiations and proceedings on behalf of the Company with respect to such demands under the DGCL. The Company shall not, except with the prior written consent of Acquirer, which consent shall not be unreasonably withheld, conditioned, or delayed, or as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Section 6.2, the payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(d) and under the DGCL) shall not be affected by the exercise or potential exercise of dissenters’ rights under the DGCL by any other Company Stockholder. After Closing, the Acquirer shall consult with and keep the Stockholders’ Agent updated on the status of any appraisal matters.

(e) No Fractional Shares. No fractional shares of Acquirer Common Stock shall be issued in connection with the Merger. The number of shares of Acquirer Common Stock each Converting Holder is entitled to receive pursuant to Section 1.3 shall be rounded up to the nearest whole share and computed after aggregating all shares of Company Capital Stock and Company Warrants held by such Company Stockholder.

(f) Rights Not Transferable. The rights of the Company Stockholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Stockholders and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Stockholders. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(g) No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Transactions.

1.4 Payment Procedures.

(a) Delivery of Closing Consideration.

(i) As soon as reasonably practicable after the Closing, to the extent not previously delivered as part of the Written Consent and Release, each Company Securityholder shall deliver a Form W-9 (or an applicable Form W-8) to Acquirer.

(ii) Upon receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware and following receipt of an executed Form W-9 (or an applicable Form W-8) from a Company Securityholder, Acquirer will (A) issue to such Converting Holder the shares of Acquirer Common Stock and cash issuable to such Converting Holder pursuant to Section 1.3(a)(i), less a number of shares of Acquirer Common Stock and cash equal to such Converting Holder’s Pro Rata Share of the Holdback Amount, in each case other than in respect of Dissenting Shares to holders thereof, (B) issue to such holder of Company Warrants the shares of Acquirer Common Stock and cash issuable to such holder pursuant to Section 1.3(a)(ii), less a number of shares of Acquirer Common Stock and cash equal to such Converting Holder’s Pro Rata Share of the Holdback Amount, and (C) issue to holder of the Convertible Note, the Acquirer warrants described in Section 1.3(a)(iii). The deliveries and issuances required under this Section 1.4(a) are to be made within three Business Days following written confirmation of the effectiveness of the Merger and the receipt of the foregoing Tax forms.

(b) Holdback Amount.

(i) Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from each Converting Holder’s applicable portion of the Total Merger Consideration issuable to such Converting Holder pursuant to Section 1.3(a) such Converting Holder’s Pro Rata Share of the Holdback Amount, including exercised Company Warrants on an as converted basis. All shares of Acquirer Common Stock deposited into the Holdback Fund will be vested shares and will not include, for the avoidance of doubt, shares of Acquirer Common Stock subject to the Vesting Agreements. The Holdback Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under Section 1.6(f) and Article VI, and shall be held and distributed in accordance with Section 1.6(f) and Section 6.1. The adoption of this Agreement and the approval of the principal terms of the Merger by the Company Stockholders shall constitute, among other things, approval of the Holdback Amount, the withholding of the Holdback Amount by Acquirer and the appointment of the Stockholders’ Agent.

(ii) In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to shares of Acquirer Common Stock occurring after the Effective Time and prior to the Holdback Release Date, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(c) Legends. Any shares of Acquirer Common Stock to be issued pursuant to this Agreement shall bear the following legends (along with any other legends that may be required under Applicable Law):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

(d) Unaccredited Stockholders. Notwithstanding anything to the contrary in this Agreement, any shares of Acquirer Common Stock that, but for this Section 1.4(d) would have become issuable to a Company Securityholder pursuant to Section 1.3(a), may, in Acquirer’s sole discretion, be replaced by an amount of cash in lieu of such shares of Acquirer Common Stock on the basis described in the following sentence if Acquirer does not have a reasonable belief that such holder is an “accredited investor” (as such term is defined in Regulation D under the Securities Act). In such case, the amount of cash delivered in lieu of the shares of Acquirer Common Stock shall be determined by multiplying the number of shares of Acquirer Common Stock that would have been issued by the Acquirer Stock Price.

(e) Transfers of Ownership. If any shares of Acquirer Common Stock issuable pursuant to Section 1.3(a) are to be paid or issued, as applicable, to a Person other than the Converting Holder to which the Company Capital Stock is registered, it shall be a condition of the payment and issuance thereof that such Company Capital Stock shall be properly assigned by an executed stock power and assignment and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Company Capital Stock, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(f) Unclaimed Consideration. Each Company Stockholder who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Total Merger Consideration issuable pursuant to Section 1.3(a) in respect of such Company Capital Stock held by such Company Stockholder. Notwithstanding the foregoing, Acquirer shall not be liable to any holder of shares of Company Capital Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws.

1.5 No Further Ownership Rights in the Company Capital Stock. The applicable portion of the Total Merger Consideration issued or issuable in accordance with this Agreement shall be issued or issuable, as applicable, in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any stock certificate, document or instrument representing shares of Company Capital Stock is presented to the Surviving Corporation for any reason, such stock certificate, document or instrument (and the underlying shares of Company Capital Stock) shall be cancelled and exchanged as provided in this Article I.

1.6 Net Working Capital Adjustment.

(a) Within 60 days after the Closing, Acquirer shall prepare the calculation of Company Net Working Capital (the “NWC Calculations”) by delivering to the Stockholders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation of Company Net Working Capital and the amount by which Company Net Working Capital as calculated by Acquirer is less than or more than Company Net Working Capital as set forth in the Company Closing Financial Certificate, in each case together with supporting documentation, information and calculations. Any matters not expressly set forth in the Acquirer NWC Notice shall be deemed to have been accepted by Acquirer, except for such other matters contained in the NWC Calculations that are affected by the ultimate resolution of the matters in dispute.

(b) The Stockholders’ Agent may object to the calculation of Company Net Working Capital set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 30 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Stockholders’ Agent on behalf of the Converting Holders, except for such other matters contained in the NWC Calculations that are affected by the ultimate resolution of the matters in dispute.

(c) If the Stockholders’ Agent timely provides the Notice of Objection, then Acquirer and the Stockholders’ Agent shall confer in good faith for a period of up to ten Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Converting Holders.

(d) If, after the ten Business Day period set forth in Section 1.6(c), Acquirer and the Stockholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Stockholders’ Agent shall engage a nationally or regionally recognized independent accounting firm acceptable to both Acquirer and the Stockholders’ Agent, with which neither has an existing relationship (the “Independent Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Stockholders’ Agent and the NWC Calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Independent Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Converting Holders, and the Independent Accountant shall provide Acquirer and the Stockholders’ Agent with a calculation of Company Net Working Capital in accordance with such determination.

(e) In the event that Acquirer and Stockholders’ Agent submit any unresolved objections with respect to the Company Net Working Capital to the Independent Accountant for resolution as provided in Section 1.6(d), Acquirer and the Stockholders’ Agent (on behalf of the Converting Holders) shall each pay their own fees and expenses. The costs and charges of the Independent Accountant will be allocated between the parties based on the inverse of the percentage its determination (before such allocation) bears to the aggregate amount of the items in dispute as originally submitted to the Independent Accountant. By way of illustration and not limitation, assuming the items in dispute total an amount equal to $1,000 and the Independent Accountant awards $600 in favor of the Stockholders’ Agent’s position, 60% of the costs of its review would be borne by Acquirer and 40% of such costs would be borne by the Converting Holders.

(f) In the event the Company Net Working Capital as finally determined pursuant to Section 1.6, as the case may be (the “Closing Net Working Capital”) is less than the Company Net Working Capital calculated in the Company Closing Financial Certificate, the Converting Holders shall severally but not jointly, based on their respective Pro Rata Share, indemnify and hold harmless Acquirer, without any objection by the Stockholders’ Agent, for the amount that the Closing Net Working Capital is less than the Company Net Working Capital calculated in the Company Closing Financial Certificate and Acquirer shall be entitled recover such amount from the Holdback Fund, and then to the extent any amount still remains, from the Converting Holders in accordance with their Pro Rata Share of such final remainder.

(g) Acquirer’s right to indemnification pursuant to this Section 1.6 will not be subject to any of the limitations set forth in Article VI. Any payments made pursuant to this Section 1.6 shall be treated as adjustments to the Total Merger Consideration for all Tax purposes to the maximum extent permitted under Applicable Law.

1.7 Tax Consequences. The parties hereto intend the Merger to be a taxable exchange of Company Capital Stock for Acquirer Common Stock under Section 367(a) of the Code. Acquirer makes no representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or any of the other Transactions. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions.

1.8 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the applicable Company Securityholder when due, and such Company Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees.

1.9 Withholding Rights. Each of Acquirer, Merger Sub, the Surviving Corporation and their respective subsidiaries, and any other Person who is a withholding agent under applicable Tax law, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Key Employee, any continuing employee, any holder of any shares of Company Capital Stock or Certificates or any other Person, such amounts as are required to be deducted and withheld under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Persons in respect of which such deduction and withholding was made.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

Article II
Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to qualify the representations and warranties made by the Company to Acquirer under this Article II), the Company represents and warrants to Acquirer as follows:

2.1 Organization, Standing, Power and Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction in each of the jurisdictions specified on Schedule 2.1(a) of the Company Disclosure Letter, except where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company. There are no outstanding and currently effective powers of attorneys executed by or on behalf of the Company.

(b) The Company does not have any Subsidiaries and the Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity.

(c) Neither the Company nor any of the Company Stockholders has ever approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or the winding up or cessation of the business or affairs of the Company. There are no entities that have been merged into or that otherwise are predecessors to the Company.

(d) Schedule 2.1(d) of the Company Disclosure Letter sets forth an accurate and complete list of: (i) the names of the members of the Board, (ii) the names of the members of each committee of the Board and (iii) the names and titles of the officers of the Company.

2.2 Capital Structure.

(a) The authorized Company Capital Stock consists solely of 20,000,000 shares of Company Common Stock, 4,511,690 shares of which are issued and outstanding, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Warrants that are outstanding and have been made available to Acquirer. The Company does not hold any treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and any beneficial holders thereof, if applicable. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and to the Company’s knowledge are free of any Encumbrances, and are free of any outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company is a party or by which the Company or any of its assets are bound. The Company has not ever declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock or other Equity Interests of the Company. All issued and outstanding shares of Company Capital Stock were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets are bound.

(b) Schedule 2.2(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Company Warrant. True, correct and complete copies of each Company Warrant have been made available to Acquirer, and such Company Warrants have not been amended or supplemented since being made available to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, with applicable notice to the Company Warrantholders, the Company Stockholders or otherwise with acceleration of the exercise schedule in effect for such Company Warrants.

(c) As of the Agreement Date, except for the exercise of the Company Warrants listed on Schedule 2.2(b) and the conversion of the Convertible Note, Schedule 2.2(c) of the Company Disclosure Letter sets forth the all amounts of additional shares of Company Common Stock to be issued after the Agreement Date but prior to Closing. The Company has not issued any Company Options. There are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock and Company Warrants. Other than as set forth on Schedules 2.2(a), 2.2(b) and 2.2(c) of the Company Disclosure Letter, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or a Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, call, right or Contract.

(d) No Company Debt (i) granting its holder the right to vote on any matters on which any Company Stockholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding.

(e) There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company, on the one hand, and any Company Stockholder, on the other hand, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment with or service to the Company, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. No Contract of any character to which the Company is a party to or by which the Company or any of its assets are bound requires or otherwise provides for the acceleration of any benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or Acquirer, or any other event, whether before, upon or following the Effective Time or otherwise.

(f) As of the Closing, (i) the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Warrants owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Capital Stock, Company Options, Company Warrants or any other Equity Interests of the Company and (iii) to the knowledge of the Company, the shares of Company Capital Stock and/or Company Warrants disclosed in the Spreadsheet will be free and clear of any Encumbrances, except for Permitted Encumbrances or Encumbrances that will be removed at Closing.

(g) Schedule 2.2(g) of the Company Disclosure Letter identifies each employee of the Company or any other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) warrants to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock or (ii) other Equity Interests of the Company that, in each case, have not been issued or granted, together with the number of such options, other equity awards or other securities and any promised terms thereof.

(h) The Company has not and will not incur any unsatisfied Liability or obligation to withhold Taxes under Section 409A of the Code with respect to the issuance of any Equity Interests in the Company prior to the Agreement Date.

2.3 Authority; Non-contravention.

(a) Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (i) declared that this Agreement and the Transactions upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with Applicable Law and (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of Company Capital Stock necessary to adopt this Agreement and approve the Transactions under the DGCL, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(b) The execution and delivery of this Agreement and the other Company Transaction Documents by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of the shares of Company Capital Stock or other Equity Interests of the Company or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company, in each case as amended to date, (B) any Contract of the Company or any Contract applicable to any of the assets of the Company or (C) any Applicable Law, except in the case of clauses (B) and (C), as would not be material to the Company.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the state of Delaware and (ii) those that, if not obtained or made, would not reasonably be expected to adversely affect the ability of the Company to consummate the Transactions.

2.4 Financial Statements; No Undisclosed Liabilities.

(a) The Company has made available to Acquirer its consolidated unaudited financial statements for the last nine months of the partial fiscal year ending December 31, 2019 and the entire fiscal year ending December 31, 2020 (including, in each case, balance sheets and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) fairly and accurately present in all material respects the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period Financial Statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount), (iii) are true, correct and complete in all materials respects and (iv) were prepared in accordance with GAAP, except that the Company does not comply with ASC606 regarding the recognition of Intellectual Property licensing revenue and for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.

(b) The Company does not have any material Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of March 31, 2021 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since the Company Balance Sheet Date in the ordinary course of business and consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and (iii) those incurred by the Company in connection with the execution of this Agreement.

(c) Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt as of the Agreement Date, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(d) Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e) The accounts receivable of the Company (collectively, the “Accounts Receivable”) as reflected on the Company Balance Sheet and as will be reflected in the Company Closing Financial Certificate arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof within one year following the Closing, less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet or in the Company Closing Financial Certificate, as the case may be.

2.5 Absence of Changes. Since the Company Balance Sheet Date: (a) the Business has been conducted in the ordinary course of business consistent with past practice, (b) the Company has not experienced Material Adverse Effect and (c) the Company has not done, caused, or permitted any action that if taken after the Agreement Date would have required the prior written consent of Acquirer pursuant to Section 4.1(a)-(y).

2.6 Litigation. Except as set forth in Schedule 2.6 of the Company Disclosure Letter, there is no pending Legal Proceeding to which the Company is a party, and, to 6the knowledge of the Company, no threatened Legal Proceeding in writing against the Company or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company). There is no Order against the Company, or any of its assets or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company).

2.7 Restrictions on Business Activities. There is no Contract or Order binding upon the Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct or operation of the Business or limiting the freedom of the Company or Acquirer to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services, (iii) solicit the services or business of any Person, or (iv) freely set prices for any products, services or technology, including the Company Products (including any most favored pricing provisions).

2.8 Compliance with Laws; Governmental Permits.

(a) The Company has at all times complied with and has not received any notice of violation with respect to any Applicable Law (other than compliance with Applicable Laws related to Intellectual Property and Data and Privacy, which are addressed solely in Sections 2.10 and 2.11, Tax, which is addressed solely in Section 2.12, and ERISA and other employee benefit, and employment and labor matters, which is addressed solely in Section 2.13).

(b) The Company holds, and has at all times held and maintained, each federal, state, county, local or foreign governmental consent, license, permission, consent, permit, grant or other authorization and approval (including having exercised relevant passporting rights) of a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required to carry on the activities required for or in connection with the carrying on of the conduct of the Business as required by all Applicable Laws in the places and in the manner in which the Business of the Company is carried on or the holding of any such interest (all of the foregoing consents, licenses, permissions, consents, permits, grants and other authorizations and approvals, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, are not limited in duration or subject to any conditions and have been complied with in all respects. Schedule 2.8(b) of the Company Disclosure Letter identifies each Company Authorization.

(c) The Company has not received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, non-renewal, withdrawal, suspension, cancellation, termination or modification of any Company Authorization or any Company Authorization made subject to any restrictions, requirements or conditions, or which may confer a right of revocation, and to the knowledge of the Company, no such information notice or other communication is forthcoming. The Company has complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated, revoked or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.9 Title to, Condition and Sufficiency of Assets; Real Property.

(a) The Company has good and marketable title to, or valid leasehold interest in all of the properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business and consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) The assets and properties owned by the Company (i) constitute all of the assets and properties that are necessary for the Company to operate the Business without (A) the need for Acquirer to acquire or license, in any material respect, any other asset, property or Intellectual Property or (B) the breach or violation of any Contract.

(c) The Company does not own or lease any real property.

2.10 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “Company Data” means all data Processed in connection with the operation of the Business or the development, training, marketing, delivery, support or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.

(ii) “Company Data Agreement” means any Contract involving Company Data to which the Company is a party or is bound by.

(iii) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to or otherwise used by the Company.

(iv) “Company Intellectual Property Agreements” means any Contract relating to any Company Intellectual Property to which the Company is a party or is bound by.

(v) “Company-Licensed Data” means all data that is Processed by the Company which is owned, held, collected, or purported to be owned, held or collected by a third party.

(vi) “Company-Owned Data” means each element of data Processed that the Company owns, holds or controls or purports to own, hold or control.

(vii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company.

(viii) “Company Privacy Policies” means, collectively, any and all (A) of the data protection, data usage, data privacy and security policies of the Company, whether applicable internally, or published on Company Websites or otherwise made available by the Company to any Person, (B) public statements (including statements on Company Websites), industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Company Data, and (C) third-party privacy policies with which the Company has been or is contractually obligated to comply.

(ix) “Company Products” means all products or services (including any websites and mobile applications) currently or previously produced, marketed, licensed, sublicensed, sold, distributed or performed by or on behalf of the Company and all products or services currently under development by the Company.

(x) “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company.

(xi) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(xii) “Company Websites” means all web sites and mobile applications owned, operated or hosted by the Company or through which the Company conducts the Business (including those web sites operated using the domain names listed in Schedule 2.10(b) of the Company Disclosure Letter), and the underlying platforms for such web sites and mobile applications.

(xiii) “ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that are or have been used in the Business.

(xiv) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xv) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, social media accounts, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all benefits, privileges, causes of action and remedies relating to any of the foregoing.

(xvi) “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(xvii) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xviii) “R&D Sponsor” means any Governmental Entity, private source, university, college, other educational institution, military, multi-national, bi-national or international organization or research center that has provided grants to the Company or any developer, inventor or other contributor to any Company-Owned Intellectual Property.

(xix) “Third-Party Intellectual Property” means any and all Intellectual Property owned or purported to be owned by a third party.

(b) Company-Owned Intellectual Property; Status. Schedule 2.10(b) of the Company Disclosure Letter lists all Company-Owned Intellectual Property. The Company has full title and exclusive ownership of all Company-Owned Intellectual Property free and clear of any Encumbrances, except for Permitted Encumbrances, and are duly licensed under or otherwise authorized to use, all other Intellectual Property necessary for the conduct of the Business. The Company has not transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party. No third party has any ownership right, title, interest, claim in or lien on any of the Company-Owned Intellectual Property.

(c) Registered Intellectual Property. The Company does not have any Company Registered Intellectual Property, except for the trademarks and domain names listed on Schedule 2.10(c) of the Company Disclosure Letter.

(d) Company Products. Schedule 2.10(d) of the Company Disclosure Letter lists all Company Products. Except with respect to any Open Source Materials listed on Schedule 2.10(n) of the Company Disclosure Letter, Schedule 2.10(d) of the Company Disclosure Letter lists all Third-Party Intellectual Property incorporated into or distributed with each such Company Product, along with the applicable licensor of such Third-Party Intellectual Property and the applicable Company Intellectual Property Agreement under which the Company is licensed or otherwise authorized to use such Third-Party Intellectual Property.

(e) No Assistance. At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company or, to the knowledge of the Company, any developer, inventor or other contributor to such Company-Owned Intellectual Property (i) operating under any grants from any R&D Sponsor or (ii) performing (directly or indirectly) research sponsored by any R&D Sponsor. To the knowledge of the Company, no R&D Sponsor has any claim of right or license to, ownership of or other Encumbrance on any Company Intellectual Property.

(f) Founders. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company, in each case, have been duly and validly assigned to the Company without any conflict or breach of any such founder’s obligations to any third party, and the Company has no reason to believe that any such Person is unwilling to provide Acquirer or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate United States and foreign patent and copyright filings related thereto.

(g) Invention Assignment and Confidentiality Agreement. The Company has secured from all (i) current and former consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property, and the Company has obtained the waiver of all non-assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors assigning all of each Author’s right and title to any Intellectual Property developed in the course of such Author’s employment or engagement with the Company to the Company and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has made available to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and, in the case of patents and patent applications, the Company has made available to Acquirer copies of all such assignments. To the knowledge of the Company, no Author is subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in Company-Owned Intellectual Property.

(h) No Violation. To the knowledge of the Company, no current or former employee, consultant, advisor or independent contractor of the Company: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i).

(i) Confidential Information. The Company has taken all commercially reasonable and legally required steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (including trade secrets, Company Source Code and Company Data) or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company and any third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement regarding the protection of such Confidential Information. There has been no breach of confidentiality obligations or unauthorized disclosure on the part of the Company or, to the knowledge of the Company, by any third party with respect to Confidential Information.

(j) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any Company-Owned Intellectual Property by any third party. The Company has not sent a notice to any third party alleging infringement, misappropriation or other violation of any Company-Owned Intellectual Property. The Company has not brought any Legal Proceeding for infringement, misappropriation or other violation of any Company-Owned Intellectual Property. The Company has no Liability for infringement, misappropriation or other violation of any Third-Party Intellectual Property. None of (i) the Company Products, (ii) the Company-Owned Intellectual Property or (iii) the operation of the Business has or does infringe, misappropriate or otherwise violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property. The Company has not been involved in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company has infringed, misappropriated, or otherwise violated or, by conducting the Business any Intellectual Property of any other Person or entity.

(k) Licenses; Agreements. The Company has not granted any option, right of first refusal or negotiation or other similar rights, licenses or agreements of any kind relating to any Company-Owned Intellectual Property outside of nonexclusive licenses, and the Company is not bound by or a party to any exclusive option, exclusive right of first refusal or negotiation or other similar exclusive right, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property.

(l) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) each such agreement is valid and subsisting and has, where required, been duly recorded or registered with the relevant intellectual property authority;

(ii) the Company is not (or will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement) in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii) to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;

(iv) at and after the Closing, the Surviving Corporation (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay;

(v) there are no disputes or Legal Proceedings (pending or threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company thereunder;

(vi) no Company Intellectual Property Agreement requires the Company to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(vii) none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property; and

(viii) the Company has obtained valid, written, licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by Company with any of the Company Products.

(m) Company Source Code. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, nor has there been any unauthorized or inadvertent disclosure of, any Company Source Code, other than disclosures to employees (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees involved in the development of Company Products subject to a written confidentiality agreement. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(n) Open Source Software. Schedule 2.10(n) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Products or in the conduct of the Business, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company) and identifies the licenses under which such Open Source Materials were used. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. Except as set forth on Schedule 2.10(n) of the Company Disclosure Letter, the Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i) or (ii), creates, or purports to create, obligations for the Company with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(o) Information Technology.

(i) Status. The ICT Infrastructure that is currently used by the Company in the Business constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business.

(ii) Processing. The Company has valid and subsisting rights and lawful bases to Process all Company-Licensed Data howsoever obtained or collected by the Company in the manner that it is Processed by the Company. The Company has all rights, lawful bases, permissions, licenses or authorizations required under Applicable Laws (including Privacy Laws) and relevant Contracts (including Company Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as applicable, to the Company-Licensed Data as necessary for the operation of the Business. The Company is and has been in compliance with all Contracts pursuant to which the Company Processes or has Processed Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract.

(iii) Company Data. The Company is the owner of all right, title and interest in and to each element of Company-Owned Data. The Company has the right to Process all Company-Owned Data without obtaining any permission or authorization of any Person. Other than as set forth on Schedule 2.10(o)(iii) of the Company Disclosure Letter, the Company has not entered into any Contract governing any Company-Owned Data or to which the Company is a party or bound by, except for customer contracts that do not deviate in any material respect from the Company’s standard form of customer contract for Company Products (copies of which have been made available to Acquirer).

2.11 Data Privacy and Security.

(a) The Company’s data privacy and security practices and processing of Personal Data comply, and at all times have complied, with all of the Company Privacy Commitments, Privacy Laws and Company Data Agreements. The Company has at all times required by Privacy Laws and Company Data Agreements: (A) had a valid legal basis (including providing adequate notice and obtaining any necessary consents from individuals) required for the Processing of Personal Data as conducted by or for the Company, (B) refrained from selling or sharing Personal Data with third parties for the third party’s benefit except as allowed under Applicable Law, and (C) abided by any privacy rights and choices (including privacy by default obligations under Applicable Law and data-subject opt-out preferences) of individuals relating to Personal Data (such obligations along with all statements and obligations contained in Company Privacy Policies, collectively, “Company Privacy Commitments”). The Company has not granted any options, rights of first refusal or negotiation or other similar rights, licenses or agreements of any kind relating to any Company Data, and the Company is not bound by or a party to any option, rights of first refusal or negotiation or other similar rights, license or agreement of any kind with respect to any of the Company Data. Neither the execution, delivery and performance of this Agreement nor the taking over by Acquirer of all of the Company Data and other information relating to the Company’s end users, employees, vendors or clients, or any other category of individuals, will cause, constitute or result in a breach or violation of any Privacy Laws or Company Privacy Commitments, any Company Data Agreements or any standard terms of service entered into by the Company with individuals the Personal Data of whom is Processed by the Company or its Processors. Copies of all current and prior Company Privacy Policies have been made available to Acquirer and such copies are true, correct and complete.

(b) The Company has established and maintain appropriate technical, physical and organizational measures and security systems and technologies in compliance with all data security and other applicable requirements under Privacy Laws and Company Privacy Commitments that are designed to protect Company Data against: (i) accidental or unlawful Processing or disclosure; (ii) breaches of confidentiality; (iii) unavailability of Company Data; or (iv) other events which affect the integrity of Company Data, in each case, in a manner appropriate to the risks represented by the Processing of such data by the Company, their data processors and any other third party with whom the Company has shared such Company Data (such processors and foregoing third parties, collectively, “Processors”). The Company has taken commercially reasonable steps to ensure the compliance of their respective employees and contractors who have access to Company Data, to train such employees on all applicable aspects of any Privacy Law and Company Privacy Commitments and to ensure that all employees with the authority and/or ability to access such data are under written obligations of confidentiality with respect to such data. The Company has a process in place for identifying Personal Data in the materials they offer to their users on their websites and takes appropriate steps to ensure they are able legally to use such Personal Data as part of its commercial offering.

(c) The Company has not received or experienced and there is no circumstance (including any circumstance arising as a result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including an end user): (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or Company Privacy Commitments, (B) requiring or requesting the Company to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or (D) claiming compensation from the Company. There are no unsatisfied requests from individuals or other third parties to the Company seeking to exercise any data protection or privacy rights (such as rights to access, rectify, or delete Personal Data, to restrict or object to processing of Personal Data, or relating to data portability). The Company has not been involved in any Legal Proceedings involving non-compliance or alleged non-compliance with Privacy Laws or Company Privacy Commitments.

(d) Schedule 2.11(d) of the Company Disclosure Letter contains the complete list of notifications and registrations made by the Company under Privacy Laws with relevant Governmental Entities in connection with the Company’s Processing of Personal Data. All such notifications and registrations are valid, accurate, complete and fully paid up and, to the knowledge of the Company, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. To the knowledge of the Company, other than the notifications and registrations set forth on Schedule 2.11(d) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Personal Data by the Company. The Company does not Process the Personal Data of any natural person who is under the age of 13 or is otherwise considered a child under Applicable Law.

(e) The Company has made available to Acquirer true, correct and complete copies of all Contracts permitting a Processor to Process Personal Data and such Processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of the Company.

(f) The Company maintains complete, accurate and up to date records of (i) all Processing activities of Personal Data and their lawful bases and (ii) all data protection impact assessments, in each case as required by the applicable Privacy Laws.

(g) No Breach. To the knowledge of the Company, no violation of any Privacy Law or Company Privacy Commitments has resulted in a security incident, breach, or unauthorized access or disclosure in relation to Company Data or Confidential Information (including Personal Data in the Company’s possession, custody or control) has occurred or is threatened, and there has been no unauthorized or illegal Processing of any of the foregoing. Neither the Company nor any Person acting on any Company’s behalf or direction has: (A) paid any perpetrator of any data breach incident, ransomware or cyber-attack or (B) paid any third party with actual or alleged information about a data breach incident, ransomware or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third Person. With respect to the ICT Infrastructure and to the knowledge of the Company, no data or security incident, including malware, ransomware, virus, compromise of credentials, denial-of-service attack, compromise of data integrity, confidentiality or availability, or unauthorized intrusion of any kind has occurred or is threatened. To the knowledge of the Company, no circumstance has arisen in which: (x) Privacy Laws would require the Company to notify a Governmental Entity or an applicable individual of a data breach or security incident, or operational incident or (y) applicable guidance or codes or practice promulgated under Privacy Laws would recommend the Company to notify a Governmental Entity or an applicable individual of a data breach or security incident or operational incident.

(i) No Data Warranty. The Company has not ever directly stated or indirectly implied that Company Products enhance the privacy or security of data (including Personal Data) accessed, provided or sent by end users.

2.12 Taxes.

(a) The Company has properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date and have timely paid all Taxes required to be paid by them (whether or not shown on any Tax Return). All Tax Returns were complete and accurate in all material respects and have been prepared in compliance with Applicable Law. There is no claim for Taxes that has resulted in an Encumbrance (other than an Encumbrance for Taxes not yet due and payable) against any of the assets of the Company.

(b) The Company has delivered to Acquirer true, correct and complete copies of all of its Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments.

(c) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company for periods (or portions of periods) through the Company Balance Sheet Date. The Company does not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business and consistent with past practice. The Company does not have any Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Company Net Working Capital.

(d) There is (i) no past, pending or, to the knowledge of the Company, threatened audit of, or Tax controversy associated with, any Tax Return of the Company that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e) The Company has collected and remitted all sales, use, value added, ad valorem, personal property and similar Taxes (“Sales Taxes”) with respect to sales made or services provided and, for all sales or provision of services that are exempt from Sales Taxes and that were made without charging or remitting Sales Taxes, the Company has received and retained any required Tax exemption certificates or other documentation qualifying such sale or provision of services as exempt.

(f) The Company is not subject to income Tax, sales Tax, use Tax, gross receipts or any other type of Tax in any U.S. state where it does not file Tax Returns applicable to such type of Tax.

(g) The Company is not a party to or bound by any Tax sharing, Tax indemnity, Tax allocation agreement or advance pricing agreement (other than a commercial agreement not primarily related to Taxes), and the Company does not have any Liability or potential Liability to another party or to a Governmental Entity under any such agreement.

(h) The Company has disclosed on their Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.

(i) There are no Tax amounts that would be required to be clawed back, recaptured, added back, reimbursed or otherwise forfeited by the Company as a consequence of being a party to any transaction that benefited from a deferral of Tax by virtue of any special rule or regime providing for the deferral of Tax (including any transaction benefiting from a special tax regime applicable to qualifying corporate reorganizations).

(j) The Company has not participated in, and are not currently participating in, a “Listed Transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b(2)).

(k) The Company does not and has never been a member of a consolidated, combined, unitary or aggregate group for Tax purposes (including, as the case may be, a tax consolidated group or fiscal unity for purposes of any corporate income tax or value added tax) of which the Company was not the ultimate parent corporation.

(l) The Company does not have any Liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor (including any successor Tax liability derived from an acquisition of an ongoing concern), by operation of Applicable Law, by Contract or otherwise.

(m) The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) election under Section 108(i) of the Code made on or prior to the Closing Date or (v) prepaid amount received on or prior to the Closing Date.

(n) The Company has not received any private letter ruling from the IRS (or any comparable Tax ruling, binding or not the Company, from any other Governmental Entity).

(o) The Company is not subject to Tax in any country other than their country of incorporation, organization or formation by virtue of having employees or a permanent establishment or any other place of business in such other country

(p) The Company is not and has never has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(q) The Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(r) The Company has (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and foreign Tax laws (as applicable) and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date. The Company is eligible for any payroll tax credit or deferral that they have claimed pursuant to the CARES Act. Schedule 2.12(r) of the Company Disclosure Letter sets forth any such tax credit or deferral that the Company has claimed.

(s) The Company does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code) (“PFIC”), or other entity the income of which is required to be included in the income of the Company.

(t) The Company is not a party to a “gain recognition agreement” within the meaning of the U.S. Treasury Regulations promulgated under Section 367 of the Code.

(u) The Company has made available to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate Internal Revenue Service Center, with respect to any property issued by the Company or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers. No payment to any Converting Holder of any portion of the Total Merger Consideration payable pursuant to Section 1.3(a)(i) will result in compensation or other income to any Converting Holder with respect to which Acquirer or the Company would be required to deduct or withhold any Taxes.

(v) Schedule 2.12(v) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company is a party and which are not exempt from Section 409A of the Code. Each such nonqualified deferred compensation plan complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The Company is under no obligation to gross up any Taxes or reimburse any Tax-related payments to any Person under Section 409A of the Code or otherwise.

(w) The Company is in compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company. The prices for any property or services (or for the use of any property) provided by or to the Company are arm’s length prices for purposes of all applicable transfer pricing laws, including the Treasury Regulations promulgated under Section 482 of the Code.

(x) No independent contractor was or will be considered as an employee of the Company by an applicable Tax Authority.

(y) Except as set forth on Schedule 2.12(y) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any ERISA Affiliate to which the Company is a party or by which the Company or their assets are bound that, considered individually or considered collectively with any other agreement, plan, arrangement or other Contract will, or would reasonably be expect to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events) give rise directly or indirectly to the payment of any amount that would reasonably be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). The Company does not have (nor have ever had) any obligation to report, withhold, gross up, indemnify or otherwise provide any payment for any excise Taxes, including those incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(z) Schedule 2.12(z) of the Company Disclosure Letter lists each Person (whether or not a United States resident) who as of Closing will be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No Equity Interests of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek stockholder approval in a manner that complies with Section 280G(b)(5) of the Code.

2.13 Employee Benefit Plans and Employee Matters.

(a) Schedule 2.13(a) of the Company Disclosure Letter lists, with respect to the Company and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), (ii) each loan to an employee, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, in each case, written or otherwise, formal or informal, as to which any unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b) The Company do not sponsor or maintain any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has made available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions, prospectuses, registration statements and other authorizing documents, actuarial reports, financial statements, and any material employee communications relating thereto) and has with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. The Company does not sponsor or maintain any Company Employee Plan qualified or intended to be qualified under Section 401(a) of the Code. Each trust established in connection with any Company Employee Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or any similar state law and the Company has complied with the requirements of such COBRA and any Applicable Law. Each Company Employee Plan has been maintained and administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company and each ERISA Affiliate have performed all obligations required to be performed by them under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business and consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company after the Company Balance Sheet Date). Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event and any benefits accrued, but not paid, before termination). With respect to each Company Employee Plan, the Company, and each ERISA Affiliate has at all times timely made deposits of any employee contributions, prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by any Governmental Entity. With respect to each Company Employee Plan, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of assets, including any “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) have occurred with respect to any Company Employee Plan, (ii) no lien has been imposed under Applicable Law and none of the Company or any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans and (iii) the Company has not made any filing in respect of such Company Employee Plan under the any voluntary correction program. No Company Employee Plan is maintained through a human resources and benefits outsourcing entity or professional employer organization.

(d) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(e) No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States and the Company does not engage or employ, and have not at any time engaged or employed, any individual who provides all or substantially all of his or her services to the Company outside of the United States.

(f) No Company Employee Plan is, and neither the Company nor any of its respective ERISA Affiliates maintains, sponsors or contributes to, or has at any time maintained, sponsored or contributed to, or has any liability or obligation (fixed or contingent) with respect to (i) any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” as such term is defined in Section 3(37) of ERISA, (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA or (iv) any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(g) The Company is and has been in compliance in all material respects with all Applicable Law respecting employment, discrimination or harassment in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants and the proper classification of employees as exempt or non-exempt), wages, social security contributions, state and federal withholdings, working hours and overtime, meal and rest periods, occupational safety and health and employment practices, immigration and work authorization laws, and with respect to each Company Employee Plan. The Company is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all current and former employees, independent contractors and consultants all payments, wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company under any workers compensation plan or policy or for long term disability and there are no independent contractors who may successfully claim to be employees or otherwise be considered employees of the Company. Except as set forth on Schedule 2.13(g) of the Company Disclosure Letter, the Company does not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder. The Company does not have any other obligations with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no Legal Proceedings pending or, to the knowledge of the Company, threatened, between the Company and any of their current or former employees. No amounts are owed by the Company due to salary reviews or increases or delays in salary reviews or increases.

(h) The Company has made available to Acquirer true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current and former consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder, (vii) a schedule of bonus commitments made to employees of the Company and (viii) any agreements that deviate in any material respect from the forms provided pursuant to clause (i)–(vi). The Company has made and executed employment contracts in full compliance with the legal and regulatory requirements and in accordance with the purpose of the type of contract used in each case, including the use of any fixed-term or temporary employment contracts.

(i) The Company is not and has not at any time been a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company and the Company has not duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize the Company’s employees. There is no labor dispute, strike or work stoppage against the Company pending nor, to the knowledge of the Company, threatened that may interfere with the conduct of the Business. The has not Company and, to the knowledge of the Company, none of its Representatives have committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. No employee of the Company has been dismissed, furloughed or transitioned to a reduced work schedule in the 12 months immediately preceding the Agreement Date.

(j) To the knowledge of the Company, no employee of the Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, no consultant or contractor of the Company is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such consultant or contractor to be providing services to the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.13(j) of the Company Disclosure Letter, as of the Agreement Date no employee has given notice to the Company and, to the knowledge of the Company, no employee of the Company intends to terminate his or her employment with the Company. Except as set forth on Schedule 2.13(j) of the Company Disclosure Letter, the employment of each of the employees of the Company is “at will” (except for non-United States employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept) and the Company has no obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees. The Company has not (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with Acquirer following the Effective Time.

(k) Schedule 2.13(k) (i) of the Company Disclosure Letter sets forth a true, correct and complete list of all current employees of the Company, showing each such individual’s name, hire date, position, visa status, leave status, work location, type of employment (whether permanent or fixed-term), classification as exempt or non-exempt, gross annual remuneration, target bonuses, commissions and all other applicable forms of fixed or variable remuneration, bonuses, commissions and all other applicable forms of fixed or variable remuneration paid in respect of the most recently completed fiscal year. Schedule 2.13(k)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all currently engaged consultants, advisory board members and independent contractors of the Company, showing each such individual’s name, compensation, initial date of engagement and each subsequent engagement (if applicable).

(l) The Company is and has been in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988 or any similar state or local law (the “WARN Act”). In the past two years, (i) the Company has effectuated a “plant closing” (as defined by the Warn Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined by the WARN Act) affecting any site of employment or facility of the Company and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation.

(m) Except as disclosed in Schedule 2.13(m) of the Company Disclosure Letter, there are no offer letters, employment agreements, services agreements, consultancy agreements or other agreements or arrangements entered into by the Company pursuant to which the execution, delivery and performance of this Agreement, or the consummation of the Transactions, or any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person by the Company, (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person or (vi) limit the Company’s ability to terminate any Company Employee Plan. No amount paid or payable by the Company in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G of the Code.

(n) There are no performance improvements or disciplinary actions contemplated or pending against any of the Company’s employees. No Misconduct Claim has been made, or is currently pending or threatened against any service provider of the Company with respect to conduct relating to the Company’s workplace, no service provider of the Company has engaged in any act that would reasonably be expected to give rise to a Misconduct Claim relating to the Company’s workplace, and no service provider has been terminated from any prior employment or service for any Misconduct Claim.

2.14 Interested-Party Transactions. Except as set forth in Schedule 2.14 of the Company Disclosure Letter, none of the officers or directors of the Company or, to the knowledge of the Company, any of the other employees of the Company or any Company Stockholder, or any of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets are bound, except for normal compensation for services as an officer, director or employee thereof or (iii) has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Stockholders under Applicable Law.

2.15 Insurance. The Company maintains the policies of insurance set forth in Schedule 2.15 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire, cybersecurity, and general liability insurance Schedule 2.15 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions, as well as all material claims made under such policies that are currently outstanding. The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance issued at the request or for the benefit of the Company. There is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable under all such policies and bonds have been timely paid and the Company is otherwise in compliance with the terms of such policies. All such policies remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.16 Books and Records. The Company has made available to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, (ii) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of the Company, each as currently in effect, (iii) copies of all records of proceedings, consents, actions and meetings of the Board, committees of the Board and the Company Stockholders and (iv) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company. The Board and Stockholder records of the Company made available to Acquirer contain a complete summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of incorporation of the Company through the Agreement Date. The books, records and accounts of the Company (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and (D) accurately and fairly reflect the basis for the Financial Statements.

2.17 Material Contracts.

(a) Schedules 2.17(a)(i) through (xxi) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company is a party that are in effect and active on the Agreement Date (collectively, the “Material Contracts”):

(i) each Contract with a (A) Significant Customer or (B) Significant Supplier;

(ii) each Contract providing for payments by or to the Company (or under which the Company has made or received such payments) in an aggregate amount of $50,000 or more;

(iii) each dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, distribute, market, refer or sell the Company Products to any other Person or relating to the advertising or promotion of the Business;

(iv) each (A) joint venture Contract, (B) Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) Contract that involves the payment by the Company of royalties to any other Person;

(v) each agreement or Contract providing for the payment of compensation or benefits (including any accelerated vesting) upon any termination of employment or service, or in connection with the Transactions, with any current or former employees under which the Company has any actual or potential Liability;

(vi) each Contract for or relating to the employment or service of any director, officer, employee, consultant or beneficial owner of more than 1% of the total shares of Company Common Stock or any other type of Contract with any of the Company’s officers, employees, consultants or beneficial owners of more than 1% of the total shares of Company Common Stock, as the case may be;

(vii) each Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Company Intellectual Property or Company-Owned Data or which would otherwise restrict the Company from freely setting prices for the Company Products, (B) containing any non-competition covenants or other restrictions relating to the Company Products, Company Intellectual Property or Company-Owned Data, (C) that limits or would limit the freedom of the Company or any of their successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services or (III) solicit the services or business of any Person, (D) containing any “take or pay,” minimum commitments or similar provisions or (E) that is set forth on Schedule 2.13(j) of the Company Disclosure Letter;

(viii) each Company Intellectual Property Agreement (A) where the Company grants any license, covenant not to sue or other rights under any Intellectual Property Rights to any Person, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice on the Company’s standard form of customer contract (a copy of which has been made available to Acquirer); (B) where the Company obtains or receives any license, covenant not to sue or other rights under any Intellectual Property Rights from any Person (provided that for the purposes of this Section 2.17(a)(iii)(B), the Company is not required to disclose: (1) Contracts for Third-Party Intellectual Property licensed to the Company that is generally, commercially available software and (I) is not material to the Company, (II) has not been modified or customized for the Company and (III) is licensed for an annual fee under $5,000, and (2) contracts for the license of Open Source Materials); and (iii) that is not otherwise covered under the foregoing clauses (A) and (B);

(ix) each license, sublicense or other Contract pursuant to which the Company has agreed to any restriction on the right of the Company to use or enforce any Company-Owned Intellectual Property or pursuant to which the Company agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property;

(x) each Contract providing for the development of any software, technology or Intellectual Property, independently or jointly, either by or for the Company (other than employee invention assignment agreements with employees of the Company on the Company’s standard form of agreement, copies of which have been made available to Acquirer);

(xi) each confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company in the ordinary course of business and consistent with past practice or to which the Company is restricted from disclosing due to a confidentiality, secrecy or non-disclosure obligation of the Company related to the Company’s potential fundraising activities;

(xii) each Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;

(xiii) each settlement agreement with respect to any Legal Proceeding;

(xiv) each Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Transactions, either alone or in combination with any other event;

(xv) each Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other Equity Interests of the Company, in each case, any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(c) of the Company Disclosure Letter;

(xvi) each trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xvii) each Contract of guarantee, surety, support, indemnification (other than pursuant to its standard end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xviii) each Contract for capital expenditures in excess of $25,000 in the aggregate;

(xix) each Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $25,000 per annum;

(xx) each Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any Equity Interest or other material ownership interest in any other Person; and

(xxi) each Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”); and

(xxii) all other Contracts that are material to the Company or the Business.

(b) All Material Contracts are in written form. The Company has performed all of its obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. Neither the Company nor, to the knowledge of the Company, any other party to any Material Contract is in default or breach in any material respect under the terms of any Material Contract, and no event, occurrence, condition or act has occurred, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) constitute an event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. The Company has not received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract (including under a force majeure or similar provision, including as a result of the COVID-19 Pandemic). The Company does not have any Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been made available to Acquirer at least three Business Days prior to the Agreement Date.

2.18 Transaction Fees. Except as set forth on Schedule 2.18 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.19 Customers. Schedule 2.19 of the Company Disclosure Letter set forth a complete list of the 20 largest customers of the Company for the year ended December 31, 2020 (each, a “Significant Customer”). For those Significant Customers, who are current customers of the Company as of the Agreement Date, the Company has not received any information from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Surviving Corporation or Acquirer), after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Acquirer). There are no outstanding material disputes with any Significant Customer who is a current customer of the Company as of the Agreement Date.

2.20 Suppliers. Schedule 2.20 of the Company Disclosure Letter set forth a complete list of the 10 largest suppliers of the Company for the year ended December 31, 2020, based on amounts paid or payable with respect to such period (each, a “Significant Supplier”). For those Significant Suppliers, who are current suppliers of the Company as of the Agreement Date, the Company has not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Acquirer), after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Acquirer). There are no outstanding material disputes with any Significant Supplier who is a current supplier of the Company as of the Agreement Date.

2.21 No Other Representations or Warranties. Except for the representations and warranties of the Company set forth in this Agreement, the other Transaction Documents and any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions, neither the Company nor any of its Representatives, makes any other representation or warranty, express or implied, either written or oral, regarding the Company, its Equity Interests or otherwise in connection with this Agreement and the Transactions.

Article III
Representations and Warranties of Acquirer and Merger Sub

Except as and to the extent disclosed in the Acquirer SEC Reports filed or furnished with the SEC on or after November 20, 2020 (the “Applicable Date”) and publicly available as of the Agreement Date (other than any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive, cautionary or forward-looking in nature), Acquirer and Merger Sub, jointly and severally, represent and warrant to the Company (and the Converting Holders as of the Agreement Date) as follows:

3.1 Organization and Standing. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. None of Acquirer or Merger Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

3.2 Authority; Non-contravention.

(a) Each of Acquirer and the Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions except for (i) such consents, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky” laws, (ii) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware and (iii) those that, if not obtained or made, would not reasonably be expected to adversely affect the ability of Acquirer or Merger Sub to consummate the Transactions.

3.3 Issuance of Shares. The shares of Acquirer Common Stock issuable in the Merger, when issued by Acquirer in accordance with this Agreement will be duly authorized and issued, fully paid, non-assessable, issued in compliance with Applicable Law, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement, the Vesting Agreements, any stock restriction agreement entered into between Acquirer and any Converting Holder, the certificate of incorporation of Acquirer and Merger Sub, the bylaws of Acquirer and Merger Sub and under Applicable Law.

3.4 No Prior Merger Sub Operations. Merger Sub is a direct, wholly owned subsidiary of Acquirer. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

3.5 Capitalization. The authorized share capital of Acquirer consists of an unlimited number of shares of Acquirer Common Stock and an unlimited number of Class A Shares. As of the Agreement Date, 13,383,159 shares of Acquirer Common Stock are issued and outstanding and 5,057 Class A Shares are issued and outstanding. In addition, as of the Agreement Date, Acquirer has issued and outstanding warrants to purchase an aggregate of 5,493,556 shares of Acquirer Common Stock and options to purchase 1,232,213 shares of Acquirer Common Stock.

3.6 Acquirer SEC Reports; Financial Statements.

(a) Since the Applicable Date, Acquirer has filed or furnished with the SEC, on a timely basis (after taking into account any applicable extensions), all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, including all amendments thereto (such forms, reports, certifications, schedules, statements, documents, and amendments thereto collectively, the “Acquirer SEC Reports”). As of their respective dates, each of the Acquirer SEC Reports, as amended, complied with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Acquirer SEC Reports, and none of the Acquirer SEC Reports contained, when filed (or, if amended prior to the Closing Date, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Acquirer’s Registration Statement on Form S-1 filed with the SEC on February 24, 2021, providing for the registration of securities offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, will not be current as a result of the Transactions contemplated hereby.

(b) The financial statements of Acquirer included in the Acquirer SEC Reports, including all notes and schedules thereto (“Acquirer Financial Statements”), complied in all material respects, when filed (or if amended prior to the Closing Date, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and such Acquirer Financial Statements present fairly, in all material respects, the financial position of Acquirer and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Acquirer and its consolidated Subsidiaries for the periods presented therein.

(c) Since the date of the last filing with the SEC of the Acquirer Financial Statements, except in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of Acquirer has been conducted in the ordinary course of business.

3.7 Listing Exchange. The Acquirer Common Stock is registered under Section 12(b) of the Exchange Act and is listed on The Nasdaq Stock Market LLC (“Nasdaq”), and Acquirer has not received any notice of delisting. The issuance of the Acquirer Common Stock pursuant to this Agreement does not contravene any Nasdaq rules and regulations to which Acquirer is subject.

3.8 Compliance with Law. The Acquirer and each of its Subsidiaries are, and at all times since the Applicable Date have been, in compliance with each Applicable Law that is or was applicable to Acquirer or its Subsidiaries or to the conduct or operation of their respective businesses or the ownership or use of any of their respective assets, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquirer. Neither Acquirer nor its Subsidiaries have received, at any time since the Applicable Date, any notice or other communication from any Governmental Entity or any other Person regarding (1) any actual or alleged violation of, or failure to comply with, any Applicable Law, or (2) any actual or alleged obligation on the part of any Acquirer or its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for such violation or non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquirer.

3.9 Legal Proceedings. There are no (i) Legal Proceedings pending or, to the knowledge of Acquirer, threatened against Acquirer or its Subsidiaries or (ii) judgments, decrees, injunctions, rulings or orders of any Governmental Entity outstanding against Acquirer or its Subsidiaries, in each case that has had, or would have, a Material Adverse Effect on Acquirer.

3.10 Transaction Fees. There is no broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Acquirer or Merger Sub with respect to which the Converting Holders or the Company shall be liable.

3.11 No Other Representations or Warranties. Except for the representations and warranties of Acquirer and Merger Sub set forth in this Agreement, the other Transaction Documents and any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions, neither Acquirer, Merger Sub nor any of their Representatives, makes any other representation or warranty, express or implied, either written or oral, regarding Acquirer, Merger Sub or their Equity Interests or otherwise in connection with this Agreement and the Transactions.

3.12 Investigation. Acquirer acknowledges and agrees that it (a) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Company, the Business and the assets and liabilities of the Company, the Transactions and any other rights or obligations to be transferred, directly or indirectly, pursuant to this Agreement, and (b) has been furnished with, or given adequate access to, such projections, forecasts, estimates, appraisals, statements, promises, advice, data or information about the Company Stockholders, the Company, the Business and the assets and liabilities the Company and any other rights or obligations to be transferred, directly or indirectly, pursuant to this Agreement, as Acquirer has requested. Acquirer further acknowledges and agrees that the only representations and warranties made by the Company are the representations and warranties set forth in Article II, and Acquirer has not relied upon, and hereby expressly waives, any other express or implied representations, warranties or other projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished by or on behalf of the Stockholders’ Agent, the Company Stockholders, the Company or any of their respective Affiliates or any of their respective representatives, including any projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished by or through the Stockholders’ Agent’s, the Company Stockholders’ or the Company’s banking representatives, or management presentations, electronic or other virtual data room or other due diligence information.

Article IV
Additional Agreements

4.1 Conduct of the Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time (the “Pre-Closing Period”), unless Acquirer otherwise agrees in writing, the Company shall conduct the Business in the ordinary course of business consistent with past practice and in accordance with Applicable Law, and the Company shall use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its current respective employees, non-employee directors, consultants and other service providers (except as otherwise set forth in this Agreement), and to preserve the current relationships of the Company with and the goodwill of suppliers and other Persons with which the Company has significant business relations. Without limiting the generality of the foregoing, unless Acquirer otherwise agrees in writing, as required by Applicable Law, or as expressly contemplated by this Agreement, the Company shall not (and shall not permit any of its Representatives to), during the Pre-Closing Period:

(a) cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents of the Company;

(b) (i) issue, sell, promise or contract to issue or sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or Encumbrance of any Company Capital Stock, Company Options, Company Warrants or other rights to purchase Company Capital Stock, or other Equity Interests (including any phantom interest) or any revenue or profit-sharing interest in respect of the Company (other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Warrants that are outstanding as of the Agreement Date or for shares of Company Common Stock issued as transaction bonuses that have been approved by Acquirer in writing prior to the Agreement Date or pursuant to the agreements listed in Schedule 2.2(c) of the Company Disclosure Letter) or (ii) approve, consent to or otherwise authorize the sale of any shares of Company Capital Stock from an existing Company Stockholder to another Person;

(c) declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of the Company Capital Stock, or split, combine or reclassify any Equity Interests of the Company or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for any Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of Equity Interests of the Company;

(d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any Person or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(e) sell, lease, license or otherwise dispose of or permit to lapse any tangible or intangible assets of the Company, other than sales and nonexclusive licenses of the Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(f) incur any Company Debt (other than pursuant to the Company’s existing line of credit or other Indebtedness of up to $200,000 to meet the Company’s operating needs between the Agreement Date and Closing with the consent of Acquirer, which consent shall not be unreasonably withheld, conditioned or delayed) and trade payables or accruals in the ordinary course of business and consistent with past practice), issue any debt securities or assume, guarantee, endorse, or otherwise become responsible for the obligations for borrowed money of any Person, or make any loans or advances;

(g) (i) enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract without the consent of Acquirer, which consent shall not be unreasonably withheld, conditioned or delayed, (B) other material Contract or (C) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect any Acquired Company (or, following consummation of the Merger, Acquirer or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Stockholders’ Agent to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions;

(h) authorize, make, or agree to any single capital expenditure that is in excess of $10,000 or capital expenditures that are in the aggregate in excess of $50,000;

(i) (i) increase, defer, or fail to pay the compensation or other amounts payable or to become payable to its current, former, or prospective employees, non-employee directors, consultants or other service providers, or grant any severance or termination pay, other than pursuant to any Company Employee Plan in effect as of the Agreement Date, to any current, former, or prospective employee, non-employee director, consultant or other service provider, or establish, adopt, enter into, amend, terminate, or fail to renew any Company Employee Plan, collective bargaining, or other Contract, trust, fund, or policy for the benefit of any employee, non-employee director, consultant or other service provider, (ii) make any equity awards to any Person, (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Employee Plan to the extent not required by this Agreement or such Company Employee Plan as in effect on the Agreement Date, (iv) hire or engage the services of any additional employee, non-employee director, consultant or other service provider, or (v) terminate the employment or services, as applicable, of any employee, non-employee director, consultant or other service provider without cause;

(j) (i) make any change with respect to accounting methods or practices or internal accounting control, inventory, investment, credit, allowance, or Tax procedures or practices, or (ii) increase or change any of the assumptions underlying, or methods of calculating, any bad debt, contingency, or other reserves;

(k) (i) make, revoke, or alter any Tax election, settle or compromise any Tax Liability or Tax contest, file any amended Tax Return, file any Tax Return being filed late or file any Tax Return that is not consistent with past practice or surrender any right to claim a Tax refund, offset, or other reduction in Tax Liability, (ii) extend any statute of limitations with respect to any Tax Return, (iii) enter into any Tax sharing or similar agreement or closing agreement, (iv) assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), (v) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(l) pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice;

(m) forgive, release, cancel, subordinate, write off, or defer any Company Debt, except for PPP Loans, or other obligations for borrowed money (including principal and accrued but unpaid interest thereon) owed to the Company, or waive any claims or rights of material value;

(n) purchase or sell, transfer, license, lease, or otherwise dispose of any material properties or assets (real, personal, or mixed, tangible or intangible), other than the purchase of inventory in the ordinary course of business and consistent with past practice;

(o) enter into any lease, tenancy, or license for real property;

(p) assign, forfeit, or permit to lapse, or instruct or consent to a future lapse of, any Company Intellectual Property;

(q) pay, loan, or advance any amount to, or sell, transfer, license, lease, or otherwise dispose of any properties or assets (real, personal, or mixed, tangible or intangible) to, the Company’s current or former securityholders, debtholders, employees, non-employee directors, consultants or other service providers, or any of their respective Affiliates, other than (i) cash compensation paid to employees, non-employee directors, consultants or other service providers at rates not exceeding the rates of compensation paid during the fiscal year last ended and (ii) advances for travel and other business-related expenses made in the ordinary course of business and consistent with past practice;

(r) take any action to induce or try to induce any Key Employee to terminate or breach his or her Key Employee Document entered into with Acquirer or its Affiliates, or take any action to induce or try to induce any employee, non-employee director, consultant or other service provider to terminate his or her employment or services with the Company prior to the Closing;

(s) accelerate or delay the collection of, or discount, any accounts receivable, accelerate or delay the payment of accounts payable, accelerate or delay the incurrence of expenses, increase or decrease inventories, except in the ordinary course of business consistent with past practice, or otherwise alter the manner in the Company manages its working capital;

(t) incorporate a company, register a branch, or apply for any regulatory license in any jurisdiction (except for renewals of any Company permit in force as of the Agreement Date in the ordinary course of business consistent with past practice);

(u) change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business);

(v) (i) commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(w) materially change the manner in which it provides warranties, discounts or credits to customers;

(x) materially change the amount of, or terminate, any insurance coverage; or

(y) agree or commit to do any of the foregoing.

4.2 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement, dated August 28, 2020 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law.

(b) The Company shall not, and shall cause its Representatives not to, issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, (i) unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) or (ii) except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Written Consent and Releases and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement; provided that the prior written approval of Acquirer shall not be required for the Company or its Representatives to make any press release, public announcement or other public disclosure concerning the Transaction Documents or the Transactions following a similar disclosure by Acquirer, except that any such disclosure shall not contain information that was not previously publicly disclosed by Acquirer.

4.3 Expenses; Company Debt.

(a) Except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that at the Closing, Acquirer shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing and set forth in the Company Closing Financial Certificate.

(b) At the Closing, Acquirer shall repay or cause to be repaid all Company Debt for borrowed money outstanding as of the Closing and set forth in the Company Closing Financial Certificate, except for the PPP Loan. At the Closing, Acquirer, on behalf of the Company, shall pay, or cause to be paid, by wire transfer of immediately available funds to the PPP Lender, an amount in cash equal to the outstanding balance of the PPP Loan as of the Closing, for the PPP Lender to hold in an escrow account (the “PPP Escrow Account”) and disburse solely in accordance with the terms of the PPP Loan Agreement and applicable Law.

(c) Acquirer shall use commercially reasonable efforts from and after the Closing Date to obtain forgiveness of the PPP Loan. If the PPP Lender releases to Acquirer or its Affiliates (including, after the Closing, the Surviving Corporation) from the PPP Escrow Account any amount that was included in Company Debt, Acquirer will promptly (but in any event within ten Business Days) issue to the Converting Holders, based on their Pro Rata Share, a number of shares of Acquirer Common Stock equal to the quotient of (x) the amount so released from the PPP Escrow Account, divided by (y) the Acquirer Stock Price. Notwithstanding anything to the contrary herein, Acquirer shall have the right to conduct all communications with any third party (including the PPP Lender or any Governmental Entity) related to the PPP Loan (including with respect to forgiveness) and to conduct any appeal process with respect to the forgiveness of the PPP Loan; provided that Acquirer shall (a) keep the Stockholders’ Agent informed of the progress of such forgiveness process and (b) consult with the Stockholders’ Agent in advance of any oral or written communication with, or filing or other submission to, the PPP Lender.

4.4 Tax Matters. (a) Cooperation. After the Closing, each of Acquirer, the Stockholders’ Agent and the Company shall (and the Stockholders’ Agent shall cause the Company Stockholders to) cooperate fully, as and, to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns of the Company and any Legal Proceeding with respect to Taxes of the Company. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company, and the Stockholders’ Agent agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all applicable record retention laws, regulations and agreements entered into with any Tax Authority.

(b) Tax Returns. The Stockholders’ Agent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company that are due on or before the Closing Date, which Tax Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company, unless otherwise required by Applicable Law. Acquirer shall prepare all Tax Returns of the Company that are due after the Closing Date, including for Taxable periods ending on or before the Closing Date. Acquirer shall provide income Tax Returns of the Company for any Taxable periods ending on or before the Closing Date to Stockholders’ Agent at least 30 days before the due date for such Tax Returns, including any applicable extensions, for Stockholders’ Agent review and comment, which comments the Acquirer shall not unreasonably refuse to incorporate in the Tax Returns as filed. Acquirer shall prepare and timely file, or cause to be prepared and timely filed, all other Tax Returns of the Company; provided that, with respect to any such Tax Returns for a Pre-Closing Tax Period with respect to which any Converting Holder may have an indemnification obligation under this Agreement, such Tax Returns shall be prepared in a manner consistent with past practice, unless required otherwise required by Applicable Law.

(c) Post-Closing Actions. Neither Acquirer nor any of its Affiliates (including, after the Closing, the Company) shall (a) amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company with respect to a Pre-Closing Tax Period, (b) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to any Pre-Closing Tax Period, or (c) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, in each case, without first consulting with the Stockholders’ Agent and considering its comments with respect to such action in good faith and obtaining Stockholders’ Agent’s written consent prior to making any change that would increase any Taxes or reduce any Tax refund or Tax benefit for a Pre-Closing Tax Period.

(d) Refunds and Credits. Any Tax refund received by Acquirer or the Company (or any of their respective Affiliates) which relates to a Pre-Closing Tax Period, shall be for the account of the Converting Holders, and provided that the underlying Taxes were paid by the Company prior to the Closing Date or were indemnified by the Converting Holders under this Agreement, Buyer shall pay, or cause to be paid, to the Stockholders’ Agent, for the account of the Converting Holders in accordance with such holder’s Pro Rata Share, an amount equal to such refund (net of any Taxes and reasonable expenses incurred in connection with the receipt thereof). Such amounts shall be paid by Acquirer promptly after receipt or utilization thereof by bank wire transfer of immediately available funds to the accounts designated in writing by the Stockholders’ Agent to Acquirer.

4.5 Director and Officer Indemnification.

(a) Until the sixth anniversary of the Closing Date, Acquirer will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company in effect on the Agreement Date and pursuant to the Certificate of Incorporation or the Bylaws, in each case, in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to claims relating to or arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time; provided that Acquirer’s and the Surviving Corporation’s obligations under this Section 4.5(a) shall not apply to (i) any claim or matter that relates to a willful or intentional breach of a representation, warranty, covenant, agreement or obligation made by or of the Company in connection with this Agreement or the Transactions or (ii) any claim based on a claim for indemnification made by an Indemnified Person pursuant to Article VI; provided that the exclusions from indemnification coverage set forth in (i) and (ii) shall not limit any of the Company Indemnified Parties’ access to coverage under the D&O Tail Policy. Notwithstanding anything to the contrary contained in the Company Indemnification Provisions, no Company Indemnified Party shall be entitled to coverage under any Acquirer director and officer insurance policy or errors and omission policy unless such Company Indemnified Party is separately eligible for coverage under such policy pursuant to Acquirer’s policies and procedures and the terms of such insurance policy.

(b) Prior to the Closing Date, the Company, at its sole cost and expense, shall purchase and maintain in effect for a period of at least three years following the Closing Date, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of the those Persons who are currently covered by any comparable insurance policies of the Company as of the Agreement Date with respect to matters occurring on or prior to the Closing Date (the “D&O Tail Policy”). After Closing, Acquirer will reasonably cooperate with the Person’s covered by the D&O Tail Policy to assist such Person’s with accessing the benefits or coverage provided thereunder.

(c) This Section 4.5 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer or the Surviving Corporation first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise and (iv) shall be binding on all successors and assigns of Acquirer and the Surviving Corporation, as applicable, and shall be enforceable by the Company Indemnified Parties.

4.6 Further Action.

(a) Each party hereto shall take any actions reasonably necessary or appropriate to consummate the Transactions and fulfill the conditions to the Closing set forth herein as promptly as practicable following the Agreement Date. Each party hereto shall take any further actions reasonably necessary or desirable to carry out the purposes of this Agreement as may be reasonably requested by the other parties hereto.

(b) In furtherance and not in limitation of the terms of this Section 4.6, Acquirer and the Company shall cooperate to file, or cause to be filed, any filings and apply for any approvals or consents that are required under any Applicable Law and each of Acquirer and the Company shall, to the extent permitted under Applicable Law, (i) cooperate and coordinate, subject to all applicable privileges (including the attorney-client privilege), with the other in the making of any filings or submissions that are required to be made under any Applicable Law or requested to be made by any Governmental Entity in connection with the Transactions, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings or submissions and (iii) supply any additional information that may be required or requested by the Governmental Entities in which any such filings or submissions are made under any Applicable Law as promptly as practicable. Subject to Applicable Law relating to the exchange of information, Acquirer shall have the right (i) to direct all matters with any Governmental Entity relating to the Transactions and (ii) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by the Company to any Governmental Entity under any Applicable Law; provided that, to the extent practicable, Acquirer shall consult with the Company and consider in good faith the views of the Company with respect to the information related to the Company that appears in any such filing, application, notification or other document.

(c) Subject to the limitations set forth in this Section 4.6(c), if any objections are asserted with respect to the Transactions under any Applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any Governmental Entity challenging the Transactions or that would otherwise prohibit or materially impair or delay the consummation of the Transactions, the Company and Acquirer shall use their respective reasonable best efforts to resolve any such objections or lawsuits or other proceedings (or threatened Legal Proceedings) so as to permit consummation of the Transactions. Notwithstanding anything to the contrary herein, neither Acquirer nor any of its Affiliates shall be required, in order to resolve any such objections or Legal Proceedings (or threatened Legal Proceedings) or otherwise to (i) (A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, lease, license, transfer, disposal, divestiture of, or other Encumbrance on, or holding separate of, before or after the Closing, any material assets, licenses, operations, rights, product lines, businesses, or interest therein of Acquirer or the Company (or any of their respective subsidiaries or other Affiliates), (ii) take or agree to take any other action or agree or consent to any material limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such material assets, licenses, operations, rights, product lines, businesses, or interest therein of Acquirer or the Company (or any of their respective subsidiaries or other Affiliates), (iii) take or agree to take any other action or agree or consent to the holding separate of the Equity Interests of the Company or any material limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of such Equity Interests, or (iv) take or agree to take any other material action that is not conditioned on the consummation of the Merger (any one or more of the foregoing actions, a “Restraint”). Acquirer may compel the Company to agree to any Restraint (or agree to take such Restraint) if such Restraint is effective only after the Closing. The Company may not agree to any Restraint without the prior written consent of Acquirer.

4.7 Access. Subject to Applicable Law relating to the exchange of information, the Company shall afford to Acquirer and its Representatives reasonable access during normal business hours to all of the Company’s properties, books, Contracts, records and correspondence (in each case, whether in physical or electronic form) and senior management of the Company and the Company shall furnish promptly to Acquirer all material information in the Company’s possession concerning the Company’s businesses, properties and personnel as Acquirer may reasonably request; provided that (i) such access does not unreasonably interfere with the normal operations of the Company and (ii) nothing herein shall require the Company to provide access to, or to disclose any information to, Acquirer or any of its Representatives if such access or disclosure, in the good faith belief of the Company, would waive any legal privilege or would be in violation of Applicable Law or regulations of any Governmental Entity or the provisions of any agreement to which the Company is a party as of the Agreement Date.

4.8 Third-Party Consents; Notices.

(a) Following consultation with Acquirer, during the Pre-Closing Period, the Company shall use all reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b) of the Company Disclosure Letter if entered into prior to the Agreement Date).

(b) The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the Code, COBRA and other Applicable Law in connection with the Transactions.

4.9 280G Stockholder Approval. Prior to the Closing Date (but in no event earlier than immediately following the execution of the Parachute Payment Waivers), the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (a) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (b) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments or benefits that were executed by the affected individuals prior to the vote of the holders of Company Capital Stock pursuant to this Section 4.9.

4.10 Board Recommendation, Stockholder Approval. The Board shall not withhold, withdraw, amend or modify in a manner adverse to Acquirer, the recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger. The Company shall take all actions necessary in accordance with this Agreement, the DGCL, the Certificate of Incorporation and the Bylaws to obtain the Company Stockholder Approval and a Written Consent and Release from each Company Stockholder. Notwithstanding the foregoing, the Board may, prior to the receipt of the Company Stockholder Approval, withhold, withdraw, amend, or modify its recommendation to the Company Stockholders if it determines in good faith by resolution duly adopted, after consultation with outside legal counsel, that it is required to do so in order to comply with its fiduciary duties under Applicable Law.

4.11 No Solicitation.

(a) During the Pre-Closing Period, the Company will not, and the Company will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Stockholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 4.11 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 4.11.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (D) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.

(b) Subject to the limitations of any confidentiality obligations of the Company existing prior to the Agreement Date, the Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (but not the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request). The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and subject to the limitations of any confidentiality obligations existing prior to the Agreement Date, shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.

4.12 Securities Filings. The Company shall use its reasonable best efforts to: (a) upon Acquirer’s request, assist Acquirer and its Representatives in the preparation of any audited historical and pro forma financial statements of the Company that may be required in connection with Acquirer’s SEC reporting obligations related to this Agreement or any of the Transactions and (b) promptly furnish such information as Acquirer may reasonably request in connection with such financial statements or related to the performance of Acquirer’s SEC reporting obligations relating to this Agreement or any of the Transactions.

4.13 Retention Pool. Prior to the Closing, Acquirer will establish a retention pool out of Acquirer’s existing long-term incentive plan providing for the grant of options to purchase 309,500 shares of Acquirer Common Stock, to be granted to Key Employees and certain other continuing employees of the Company immediately following the Closing. Any options under the foregoing retention pool shall be allocated as determined by Acquirer following consultation with the Company. For the avoidance of doubt, the exercise price per share of an option granted from the retention pool will be no less than the price per share of Acquirer’s Common Stock on the date of grant of the option.

4.14 Rule 144 Matters.

(a) With a view to making available to the Converting Holders the benefits of Rule 144 promulgated under the Securities Act and other rules and regulations of the SEC that may at any time permit the Converting Holders to sell securities of Acquirer to the public without registration, Acquirer will use commercially reasonable efforts to (i) file in a timely manner all SEC Documents and (ii) make available information necessary to comply with Rule 144 with respect to resales of the Acquirer Common Stock issued pursuant to this Agreement under the Securities Act, all to the extent required from time to time to enable the Converting Holders to sell the Acquirer Common Stock issued pursuant to this Agreement without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, as such rule may be amended from time to time.

(b) When the Acquirer Common Stock held by a Converting Holder is eligible for sale under Rule 144, Acquirer shall promptly take all commercially reasonable action requested by the Stockholders’ Agent (on behalf of the Converting Holders, which requests shall be consolidated among all applicable Converting Holders and which requests shall not be made more than one time per fiscal quarter of Acquirer) in order to permit or facilitate such sale or transfer, including, without limitation, at the sole expense of the applicable Converting Holder, by (x) issuing such directions to any transfer agent, registrar or depositary, as applicable, as are reasonably necessary to facilitate such sale or transfer, (y) delivering such opinions to the transfer agent, registrar or depository as are requested by the same, and (z) taking or causing to be taken such other actions as are reasonably necessary (in each case on a timely basis) in order to (A) cause any legend, notation or similar designation restricting transferability of the Acquirer Common Stock issued to the Converting Holders pursuant to this Agreement to be removed from the book entries evidencing such Acquirer Common Stock and (B) rescind any transfer restrictions. Each Converting Holder agrees to provide Acquirer, its counsel or the transfer agent, as applicable, with the evidence reasonably requested by it to cause the removal of any such legend, including, as may be appropriate, any information Acquirer reasonably deems necessary to determine that the legend, notation or similar designation is no longer required under the Securities Act or applicable state laws, including a certification that such Converting Holder is not an Affiliate of Acquirer and regarding the length of time such Acquirer Common Stock has been held if such Acquirer Common Stock is not held of record by such Converting Holder.

4.15 Stock Exchange Matters. Acquirer shall use commercially reasonable efforts to cause the shares of Acquirer Common Stock to be issued in connection with the Merger to be listed on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Article V
Conditions Precedent

5.1 Conditions Precedent to Obligations of Acquirer and Merger Sub to the Closing. The obligations of Acquirer and Merger Sub to perform and observe the covenants, agreements and conditions hereof to be performed and observed by Acquirer and Merger Sub at, or in connection with, the Closing will be subject to the satisfaction (or waiver by Acquirer) of the following conditions:

(a) Accuracy of Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in this Agreement (other than in Section 2.2) shall be (without giving effect to any qualifier such as “material”, “materiality”, “in all material respects”, “Material Adverse Effect”, “material and adverse” or any similar term or phrase (other than 2.5(b)) true and correct in all material respects when made and as of the Closing Date as though made on and as of such date (other than representations and warranties that address matters only as of a certain date which shall be true and correct in all material respects as of such certain date).

(ii) Each of the representations and warranties of the Company set forth in Section 2.2 shall be true and correct in all but de minimis respects when made and shall be true and correct in all but de minimis respects as of the Closing Date as though made on and as of such date (other than representations and warranties that address matters only as of a certain date which shall be true and correct in all material respects as of such certain date).

(b) Performance of Agreements. The Company shall have performed and complied in all material respects with each of the covenants and agreements under this Agreement that are to be performed or complied with prior to the Closing.

(c) Actions; Legality. There shall be no (i) Legal Proceeding of any kind or nature pending or overtly threatened by any Governmental Entity or (ii) material private Legal Proceeding pending, in either case against (A) Acquirer or any of its Affiliates, or against the Company or any of its Affiliates, preventing or challenging the consummation of the Merger or the other Transactions, or (B) that is or may be otherwise material to the business, financial condition or operations of the Company. The consummation of the Transactions shall be permitted by Applicable Law to which Acquirer, Merger Sub and the Company is subject.

(d) Material Adverse Effect. Since the Agreement Date, the Company shall not have experienced a Material Adverse Effect.

(e) Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained, as required by the DGCL and the Certificate of Incorporation and Bylaws, each as in effect on the date of such approval.

(f) Key Employee Arrangements. Each Key Employee Document shall remain in full force and effect, and none of the Key Employees shall be unable to commence employment under his or her offer letter upon the Closing. None of the Key Employees shall have notified Acquirer or the Company that he or she is terminating (or expressed to Acquirer or the Company an intention to terminate) his or her employment with the Company, or will have stated to Acquirer or the Company an intent to revoke, rescind, or repudiate any Key Employee Document.

(g) Receipt of Closing Deliverables. The Company shall have delivered to Acquirer, at or prior to the Closing, each of the closing deliverables set forth in Section 1.2(a).

(h) Listing. The shares of Acquirer Common Stock issuable pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

5.2 Conditions Precedent to Obligations of the Company to the Closing. The obligations of the Company to perform and observe the covenants, agreements, and conditions hereof to be performed and observed by it at, or in connection with, the Closing shall be subject to the satisfaction (or waiver by the Company) of the following conditions:

(a) Accuracy of Representations and Warranties. Each of the representations and warranties of Acquirer and Merger Sub contained in this Agreement (other than Sections 3.6, 3.8 and 3.9) shall be (without giving effect to any qualifier such as “material”, “materiality”, “in all material respects”, “Material Adverse Effect”, “material and adverse” or any similar term or phrase) true and correct in all material respects when made and as of the Closing Date as though made on and as of such date (other than representations and warranties that address matters only as of a certain date which shall be true and correct in all material respects as of such certain date) and each of the representations and warranties of Acquirer and Merger Sub contained in Sections 3.6, 3.8 and 3.9 shall be (without giving effect to any qualifier such as “material”, “materiality”, “in all material respects”, “Material Adverse Effect”, “material and adverse” or any similar term or phrase) true and correct in all respects when made and as of the Closing Date as though made on and as of such date (other than representations and warranties that address matters only as of a certain date which shall be true and correct in all respects as of such certain date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquirer.

(b) Performance of Agreements. Acquirer and Merger Sub shall have performed and complied in all material respects with each of the covenants and agreements under this Agreement that are to be performed or complied with prior to the Closing.

(c) Actions; Legality. There shall be no (i) Legal Proceeding of any kind or nature pending or overtly threatened by any Governmental Entity or (ii) material private Legal Proceeding pending, in either case against (A) the Company or any of its Affiliates preventing or challenging the consummation of the Merger or the other Transactions, or (B) that is or may be otherwise material to the business, financial condition or operations of the Company. The consummation of the Transactions shall be permitted by Applicable Law to which Acquirer, Merger Sub and the Company is subject.

(d) Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained, as required by the DGCL and the Certificate of Incorporation and Bylaws, each as in effect on the date of such approval.

(e) Receipt of Closing Deliverables. Acquirer and Merger Sub shall have delivered to the Company, at or prior to the Closing, each of the closing deliverables set forth in Section 1.2(b).

(f) Listing. The shares of Acquirer Common Stock issuable pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Article VI
Holdback Fund and Indemnification

6.1 Holdback Fund.

(a) At the Effective Time, Acquirer shall withhold the Holdback Amount from the Total Merger Consideration issuable pursuant to Section 1.3(a) (the aggregate amount of shares of Acquirer Common Stock and cash so held by Acquirer from time to time, together with any non-taxable stock dividends declared and paid in respect of such shares, the “Holdback Fund”), which Holdback Fund shall be governed by this Agreement. The Holdback Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under this Article VI. Subject to Section 6.5, Acquirer shall hold the Holdback Fund until 11:59 p.m. Pacific Time on the date (the “Holdback Release Date”) that is fifteen months after the Closing Date. Except to the extent there is a cancellation of shares of Acquirer Common Stock held in the Holdback Fund in connection with the settlement of Indemnifiable Damages and subject to the terms of any applicable Vesting Agreement, shares of Acquirer Common Stock held in the Holdback Fund shall be treated by Acquirer as issued and outstanding stock of Acquirer, and the Converting Holders shall be entitled to exercise voting rights and to receive dividends with respect to such shares (other than stock dividends, which shall be withheld by Acquirer and included as part of the Holdback Fund and added thereto). The Converting Holders shall not receive interest or other earnings on the shares of Acquirer Common Stock or cash held in the Holdback Fund (other than as set forth in the immediately preceding sentence). Neither the Holdback Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Converting Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Converting Holder, in each case prior to the distribution of the Holdback Fund to any Converting Holder in accordance with Section 6.1(b), except that each Converting Holder shall be entitled to assign such Converting Holder’s rights to such Converting Holder’s Pro Rata Share of the Holdback Fund by will, to a revocable grantor trust for estate planning purposes, by the laws of intestacy or by other operation of law.

(b) Subject to the terms of any applicable Vesting Agreement, within five Business Days following the Holdback Release Date, Acquirer (or its agent) will distribute to each Converting Holder such Converting Holder’s Pro Rata Share of the Holdback Fund less that portion of the Holdback Fund that is determined, in the reasonable judgment of Acquirer, to be necessary to satisfy all unsatisfied or disputed claims for indemnification applicable to such Converting Holder specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Holdback Release Date in accordance with this Article VI, which portion shall remain in the Holdback Fund until such claims for Indemnifiable Damages have been resolved or satisfied.

6.2 Indemnification.

(a) Subject to the limitations set forth in this Article VI, from and after the Closing, each Converting Holder shall severally but not jointly indemnify, defend and hold harmless Acquirer, Merger Sub and the Surviving Corporation and their respective, officers, directors, agents and employees and each Person, if any, who controls Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all actual or out of pocket losses, liabilities, damages, claims, fees, settlements, Taxes, interest, costs and expenses, including penalties and costs of investigation, defense and enforcement and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), related to or arising out of:

(i) any failure of any representation or warranty made by the Company herein to be true and correct (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company herein or in any other agreements contemplated by the Transaction Documents or the Merger;

(iii) any matter set forth on Schedule 2.6 of the Company Disclosure Letter or another schedule of the Company Disclosure Letter that is or would be an exception to the representations and warranties made in Section 2.6 (Litigation) as of the Agreement Date or the Closing;

(iv) any inaccuracies in the Spreadsheet or the Company Closing Financial Certificate (including any Transaction Expenses not reflected therein or taken into account in the calculation of the Total Merger Consideration); provided that any Indemnifiable Damages related to or arising out of any inaccuracies in the Company Closing Financial Certificate shall be calculated on an aggregate basis with any other inaccuracy contained therein;

(v) any payments or issuances made with respect to Dissenting Shares to the extent that such payments or issuances, in the aggregate, exceed the value of the consideration that otherwise would have been payable and issuable (based on the Acquirer Stock Price) pursuant to Section 1.3(a)(i) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ or appraisal rights;

(vi) any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company, arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Total Merger Consideration or any portion thereof, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any plan, policy or Contract providing for compensation to any Person in the form of Equity Interests in the Company; or

(vii) any fraud (which for all purposes of this Article VI shall include the element of scienter) by the Company or on behalf of the Company by the Company’s officers, directors, employee, or agents under the Merger Agreement (“Company Fraud”).

(b) Subject to the limitations set forth in this Article VI, from and after the Closing, each Converting Holder shall severally but not jointly indemnify and hold harmless the Indemnified Persons from and against any and all Indemnifiable Damages relating to or arising out of (i) any failure of any representation or warranty made by such Converting Holder in a Transaction Document to which such Converting Holder is a party to be true and correct as of the date of such Transaction Document and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates), (ii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by such Converting Holder in a Transaction Document to which such Converting Holder is a party and (ii) any fraud (including scienter) committed by such Converting Holder in its, his or her personal capacity (“Converting Holder Fraud” and collectively with Company Fraud, “Fraud”). The Indemnified Person(s) shall first seek satisfaction for any indemnification obligations of such Converting Holder pursuant to this Section 6.2(b) out of such Converting Holder’s Pro Rata Share of the Holdback Fund.

6.3 Indemnifiable Damage Threshold; Other Limitations.

(a) Materiality standards or qualifications and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation (other than Section 2.4(a) and Section 2.5(b)) shall not be taken into account in determining whether a failure of such representation or warranty to be true or correct, or a breach of such covenant, agreement or obligation, exists or taken into account in determining the amount of any Indemnifiable Damages with respect to such failure or breach.

(b) Except for Indemnifiable Damages relating to or arising out of (i) Fraud, (ii) any failure of the IP Representations to be true and correct and (iii) any failure of the Fundamental Representations to be true and correct, the aggregate liability of the Converting Holders for any claim pursuant to Section 6.2(a)(i) shall be limited to any remaining Holdback Fund after any claims made pursuant to Section 6.3(c) are satisfied.

(c) Except for Indemnifiable Damages relating to or arising out of (i) Fraud or (ii) any failure of the Fundamental Representations to be true and correct, the aggregate liability of the Converting Holders for any claim for any failure of the IP Representations to be true and correct shall be limited to the aggregate amount of any remaining Holdback Fund after any claims made pursuant to Section 6.3(b) are satisfied plus an additional amount equal to 2.5% of the Total Merger Consideration if the Holdback Fund is exhausted or released.

(d) Notwithstanding anything to the contrary contained herein, (i) no Indemnified Person may make a claim in respect of any claim for Indemnifiable Damages relating to or arising out of the matters listed in Section 6.2(a)(i) (other than claims relating to or arising out of (i) Fraud or (ii) any failure of the Fundamental Representations to be true and correct) unless and until a Claim Certificate (together with any other delivered Claim Certificates) describing Indemnifiable Damages in an aggregate amount greater than 1% of the Total Merger Consideration (the “Tipping Basket”) has been delivered, in which case Acquirer may make claims for indemnification, compensation and reimbursement and may receive shares of Acquirer Common Stock and cash from the Holdback Fund for the full amount of all such Indemnifiable Damages for such matters. The Tipping Basket shall not apply to any other Indemnifiable Damages.

(e) In the case of any claims for Indemnifiable Damages relating to or arising out of (i) any failure of the Fundamental Representations to be true or correct or (ii) any other claim that is not made pursuant to Section 6.2(a)(i) (collectively, “Special Claims”), after Indemnified Persons have exhausted or made claims upon all shares of Acquirer Common Stock and cash held in the Holdback Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Holdback Fund made by Indemnified Persons), or following the Holdback Release Date, each Converting Holder shall have Liability for such Converting Holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom. Notwithstanding anything to the contrary contained herein, (i) the total Liability of a Converting Holder for Special Claims shall be limited to the aggregate amount of the Total Merger Consideration issued or issuable to such Converting Holder (inclusive of the Holdback Amount and any claims made against the Holdback Amount); provided that for purposes of calculating the maximum Liability of a Converting Holder, shares of Acquirer Common Stock that are forfeited under the terms of an applicable Vesting Agreement shall count towards satisfaction of such maximum Liability and (ii) any limitation of Liability in this Section 6.3(e) shall not apply in the case of Fraud committed by such Converting Holder. The total Liability for the Acquirer or Surviving Corporation for any claims by a Converting Holder Indemnified Persons under this Agreement shall be equal to the Total Merger Consideration.

(f) Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Person recovers from the Holdback Fund pursuant to Special Claims or Converting Holder Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Special Claims or Converting Holder Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Special Claim are first satisfied from the Holdback Fund and such recovery fully depletes the Holdback Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Special Claim shall continue to be the full dollar value of the Holdback Fund (based on the Acquirer Stock Price for the applicable portion of the Holdback Fund made up of shares of Acquirer Common Stock) irrespective of the fact that the Holdback Fund was used to satisfy such Special Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made. Similarly, by way of illustration and not limitation, in the event that Indemnifiable Damages resulting from a Converting Holder Claim are first satisfied out of such Converting Holder’s Pro Rata Share of the Holdback Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Converting Holder Claim shall continue to be the full value of such Converting Holder’s Pro Rata Share of the applicable Indemnifiable Damages, irrespective of the fact that the Holdback Fund was used to satisfy such Converting Holder Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made or whether recovery is made from the Holdback Fund or directly against such Converting Holder

(g) Notwithstanding anything to the contrary contained herein, (i) no Converting Holder shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, the Surviving Corporation or any other Indemnified Person (based upon such Converting Holder’s position as an officer, director, employee or agent of any Acquired Company or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company or the Surviving Corporation with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 6.2(a), (ii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to Section 6.2(a)(i), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article VI may be properly characterized in multiple ways in accordance with this Article VI such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VI; provided that, for the avoidance of doubt, in no event shall any Indemnified Person be entitled to duplicative recovery for any claims for indemnity under this Agreement and (iv) no Converting Holder shall be liable for any Converting Holder Claim of another Converting Holder.

(h) Subject to Section 8.9 and except in connection with any claim for Fraud, following the Closing, this Article VI shall be the sole and exclusive monetary remedy of the Indemnified Persons for any claims arising under this Agreement.

6.4 Period for Claims; Survival Period.

(a) The period (each, as applicable, a “Claims Period”) during which claims may be made, and period for which the representations and warranties will survive, is (i) for Indemnifiable Damages relating to or arising out of the matters listed in Section 6.2(a)(i) (other than with respect to any of the Fundamental Representations, the IP Representations or in the case of Fraud) shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the Holdback Release Date and (ii) for Indemnifiable Damages relating to or arising out of all other matters shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the date that is (A) in the case of claims for Indemnifiable Damages relating to or arising out of (I) the failure of any of the representations and warranties made by the Company in Section 2.12 (Taxes) to be true and correct or (II) Pre-Closing Taxes, in each case, 60 days following the expiration of the applicable statute of limitations, (B) the failure of any of the IP Representations to be true and correct, the date that is 24 months following the Closing Date and (C) in all other cases, 60 days following the expiration of the applicable statute of limitations; provided, further, that (x) no right to indemnification pursuant to Article VI in respect of any claim that is set forth in a Claim Certificate delivered on or prior to the expiration of such representations and warranties shall be affected by such expiration and (y) that such expiration shall not affect the rights of any Indemnified Person under Article VI or otherwise to seek recovery of Indemnifiable Damages relating to or arising out of Fraud.

(b) The representations and warranties made by Acquirer and Merger Sub herein shall survive for twelve months after Closing Date at which time such representations and warranties shall expire and be of no further force or effect.

(c) All covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing.

(d) Notwithstanding anything to the contrary contained herein, such portion of the Holdback Fund that is necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any valid Claim Certificate delivered to the Stockholders’ Agent on or prior to the Holdback Release Date shall remain in the Holdback Fund until such claims for Indemnifiable Damages have been resolved or satisfied.

6.5 Claims.

(a) From time to time during the Claims Period, Acquirer agrees that promptly after it becomes aware of facts giving rise to a claim by it for indemnification pursuant to this Article VI or circumstances which, with the lapse of time, Acquirer reasonably believes is likely to give rise to a claim by it for indemnification pursuant to this Article VI, Acquirer must assert such claim for indemnification under this Article VI (each, an “Indemnification Claim”) by providing a written notice (“Claim Certificate”) to the Stockholders’ Agent:

(i) stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it will incur, pay, reserve or accrue, Indemnifiable Damages;

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related (e.g., the underlying representation or warranty alleged to have been untrue or incorrect or covenant or agreement alleged to have been breached).

(b) Such Claim Certificate (i) need only specify such information to the knowledge of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Converting Holders are materially prejudiced thereby.

6.6 Resolution of Objections to Indemnification Claims.

(a) If the Stockholders’ Agent does not contest, by written notice Acquirer, any claim or claims by an Indemnified Person made in any Claim Certificate within the 30 day period following receipt of the Claim Certificate, then Acquirer shall be awarded a number of shares of Acquirer Common Stock and an amount in cash from the Holdback Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate; provided that the per share value of any shares of Acquirer Common Stock distributed to satisfy any claims in a Claim Certificate under this Article VI shall be the 20 day volume weighted average price of a share of Acquirer Common Stock on the Nasdaq Capital Market, ending on the date that the Indemnifiable Damages are finally determined.

(b) If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 30 day period set forth in Section 6.6(a), Acquirer and the Stockholders’ Agent shall attempt in good faith for 45 days after Acquirer’s receipt of such written objection to resolve such objection.

(c) If no such agreement can be reached during the 45 day period for good faith negotiation set forth in Section 6.6(b), but in any event upon the expiration of such 45 day period, either Acquirer or the Stockholders’ Agent may bring an arbitration in accordance with the terms of Section 8.10 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto. Judgment upon any determination of an arbitrator may be entered in any court having jurisdiction. The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

(d) Any portion of the Holdback Fund held following the Holdback Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be distributed to the Converting Holders within five Business Days following resolution of such claims and in accordance with each such Converting Holder’s Pro Rata Share of such portion of the Holdback Fund.

6.7 Third-Party Claims.

(a) In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim. The costs and expenses incurred by Acquirer in connection with such defense, settlement, enforcement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer shall be entitled to receive indemnification pursuant to a claim made hereunder; provided that any settlement of a Third-Party Claim (i) without the prior written consent of the Stockholders’ Agent (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Stockholders’ Agent shall have objected within 20 days after a written request therefor by Acquirer) or (ii) absent an underlying breach by the Company of a representation, warranty or covenant under this Agreement shall not be determinative of the existence of a valid claim or the amount of Indemnifiable Damages.

(b) The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim, and be entitled, at its own cost, to participate in the defense of any such Third-Party Claim, in each case to the extent that receipt of such documents and the participation in such defense does not affect any privilege relating to any Indemnified Person, subject to execution by the Stockholders’ Agent of Acquirer’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials contain confidential or propriety information. However, Acquirer shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim.

(c) In the event that the Stockholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Stockholders’ Agent shall have objected within 20 days after a written request therefor by Acquirer), or if the Stockholders’ Agent shall have been determined to have unreasonably withheld, conditioned or delayed its consent to the amount of any such settlement or resolution, neither the Stockholders’ Agent nor any Converting Holder shall have any power or authority to object under this Article VI to the amount of any claim by or on behalf of any Indemnified Person against the Holdback Fund for indemnity with respect to such settlement or resolution.

(d) Notwithstanding anything to the contrary in this Agreement, Acquirer will not be permitted to settle, take any corrective or remedial action or enter into an agreed judgment or consent decree with respect to a Third-Party Claim that does not unconditionally release the Indemnified Persons from all liabilities and obligations with respect to such Indemnification Claim.

6.8 Treatment of Indemnification Payments. Acquirer, the Stockholders’ Agent and the Converting Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article VI as adjustments to the Total Merger Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.

6.9 Limitation of Liability. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY NOR ANY OF ITS AFFILIATES WILL BE LIABLE FOR THE FOLLOWING (“NON-REIMBURSABLE LOSSES”): SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES; PROVIDED THAT ANY FINALLY DETERMINED CONSEQUENTIAL LOSSES PAYABLE TO NON-AFFILIATE THIRD PARTIES PURSUANT A THIRD-PARTY INDEMNIFICATION CLAIM WILL NOT BE DEEMED NON-REIMBURSABLE LOSSES.

Article VII
Termination

7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Acquirer and the Company;

(b) by Acquirer or the Company if the Closing has not occurred on or before the date that is 30 days after the Agreement Date; provided that if either Acquirer or the Company is then in breach of this Agreement, and such breach shall have been the cause of the failure of the Closing to occur by such date, then Acquirer or the Company, as the case may be, may not terminate this Agreement pursuant to this Section 7.1(b);

(c) by Acquirer, by written notice to the Company, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within 30 days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Article V to be satisfied; provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured;

(d) by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within 30 days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Article V to be satisfied; provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured; or

(e) by Acquirer, if the Company has not obtained a Written Consent and Release executed by a number of Company Stockholders satisfying the Company Stockholder Approval and complying with all of the provisions of the DGCL and the Certificate of Incorporation and the Bylaws at or prior to the time that is four Business Days following the execution and delivery of this Agreement.

7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties, and this Agreement shall thereupon terminate and become void and have no further force or effect, and the Transactions shall be abandoned without further action by the parties hereto. Notwithstanding anything to the contrary herein, Section 8.13(b), this Section 7.2 and Article VIII shall survive indefinitely, and nothing herein shall relieve any party hereto of any Liability for Fraud or any willful breach of this Agreement occurring prior to such termination.

Article VIII
General Provisions

8.1 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or electronic mail (in each case, if provided below and with automated or personal confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i) if to Acquirer or Merger Sub, to:

Versus Systems Inc.
6701 Center Drive West, Suite 480

Los Angeles, CA 90445
Attention: Matthew Pierce
Telephone No.: (310) 242-0228

Email: pierce@versussystems.com

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention: Kris Withrow

                   Sarah Chambless

Telephone No.: (650) 938-5200
Email: kwithrow@fenwick.com
           schambless@fenwick.com

(ii) if to the Company, to:

Xcite Interactive, Inc.
3545 W 12th St, #201
Greeley, CO 80634
Attention: Sean Hopkins, CEO
Telephone No.: (913) 485-4060
Email: shopkins@xcitelive.com
            jreichl@xcitelive.com

with a copy (which shall not constitute notice) to:

Clark Hill PLC
2301 Broadway
San Antonio, TX 78215
Attention: Joe Struble
Telephone No.: (210) 250-6148
Email: jstruble@clarkhill.com

(iii) If to the Stockholders’ Agent, to:

Front Range Ventures, LLC
200N 53rd Ave
Greeley, CO 80634
Attention: Matt Lauer
Telephone No.: (410) 215-3515
Email: lauer.matthewp@gmail.com

with a copy (which shall not constitute notice) to:

Clark Hill PLC
2301 Broadway
San Antonio, TX 78215
Attention: Joe Struble
Telephone No.: (210) 250-6148
Email: jstruble@clarkhill.com

Any notice given as specified in this Section 8.1 (i) if delivered personally or sent by facsimile (with evidence of delivery) or electronic mail transmission (provided that the sender of such email does not receive a written notification of delivery failure) shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

8.2 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to a series of clauses are inclusive of the endpoint clauses (e.g., “clause (x) through (y)” is inclusive of clauses (x) and (y)), (vi) references to any Person include the predecessors, successors and permitted assigns of that Person, (vii) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (viii) subject to clause (ix), the phrases “provide to,” “made available” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (ix) the phrase “made available to Acquirer” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review and properly indexed by the Company and its Representatives in the virtual data room established by Acquirer in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Acquirer or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the fifth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

8.3 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time prior to the Closing pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.

8.4 Extension; Waiver. At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (II) after the Closing with respect to the Converting Holders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (III) with respect to Acquirer and/or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

8.6 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VI is intended to benefit the Indemnified Persons and Section 4.5 is intended to benefit the Company Indemnified Parties).

8.7 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8.8 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.9 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

8.10 Arbitration; Submission to Jurisdiction; Consent to Service of Process.

(a) EXCEPT FOR CLAIMS SEEKING THE REMEDY OF INJUNCTION OR SPECIFIC PERFORMANCE, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF ANY DISPUTE WITH RESPECT TO THIS AGREEMENT, SUCH DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION. THE SEAT, OR LEGAL PLACE, OF ARBITRATION SHALL BE WILMINGTON, DELAWARE. SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE COMPREHENSIVE ARBITRATION RULES AND PROCEDURES OF THE JUDICIAL ARBITRATION AND MEDIATION SERVICES, INC. (CURRENTLY IN EFFECT) BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES. THE PARTIES ACKNOWLEDGE THAT THIS AGREEMENT EVIDENCES A TRANSACTION INVOLVING INTERSTATE COMMERCE. NOTWITHSTANDING THE PROVISION IN SECTION 8.11 WITH RESPECT TO APPLICABLE SUBSTANTIVE LAW, ANY ARBITRATION CONDUCTED PURSUANT TO THE TERMS OF THIS AGREEMENT SHALL BE GOVERNED BY THE FEDERAL ARBITRATION ACT (9 U.S.C., SECS. 1-16). THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. The arbitrator will award to the prevailing party all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

(b) Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”), in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such Delaware Courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.1 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 8.10. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

8.11 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

8.12 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

8.13 Stockholders’ Agent.

(a) At the Closing, Front Range Ventures, LLC shall be constituted and appointed as the Stockholders’ Agent. The Stockholders’ Agent shall be the agent for and on behalf of the Converting Holders to: (i) execute, as the Stockholders’ Agent, this Agreement and the Transaction Documents, (ii) give and receive notices, instructions and communications permitted or required under this Agreement or and the Transaction Documents, for and on behalf of any Converting Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or the Transaction Documents (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually), (iii) review, negotiate and agree to and authorize Acquirer to cancel a number of shares of Acquirer Common Stock held in the Holdback Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to Article VI, (iv) object to such claims pursuant to Section 6.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Holders (other than with respect to the payment and issuance of the Total Merger Consideration less the Holdback Amount) in accordance with the terms hereof and in the manner provided herein, (vii) disburse to the Converting Holders their share of any cash amounts payable under this Agreement, including any closing cash consideration, Tax refund, and (viii) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Front Range Ventures, LLC as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Converting Holder and has having the duties, power and authority provided for in this Section 8.13. The Converting Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Agreement, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Stockholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate number of shares of Acquirer Common Stock then held in the Holdback Fund (or, in the event that there are no shares then held in the Holdback Fund, by the Converting Holders collectively having a Pro Rata Share greater than 50%) upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Stockholders’ Agent.

(b) The Stockholders’ Agent shall not be liable to any Converting Holder for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Stockholders’ Agent shall be provided $25,000 for its services and as a retainer to cover any expenses (“Stockholders’ Agent Fee”); provided that the Converting Holders shall severally but not jointly indemnify the Stockholders’ Agent and hold it harmless against any loss, Liability or expense incurred without gross negligence or willful misconduct on the part of the Stockholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Stockholders’ Agent, and any expenses that exceed the Stockholders’ Agent Fee. The Stockholders’ Agent Fee shall be considered earned on the Holdback Release Date and any amount not disbursed to cover expenses shall be the property of the Stockholders’ Agent. If the Stockholders’ Agent costs are not paid directly to the Stockholders’ Agent by the Converting Holders, then such losses, Liabilities or expenses, including the entirety of the expended amount of the Stockholders’ Agent Fee may be recovered by the Stockholders’ Agent from the portion of the Holdback Fund otherwise distributable to the Converting Holders (and not distributed or distributable to an Indemnified Person or subject to a pending claim of an Indemnified Person) on or after the Holdback Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Converting Holders according to their respective Pro Rata Shares of such losses, Liabilities or expenses.

(c) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 8.13(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder; and Acquirer shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Holder. Acquirer, Merger Sub, the Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.

8.14 Representation by Counsel; Conflict Waiver; Attorney Client Privilege.

(a) Each of the parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and the documents referred to herein, and that it has executed the same upon the advice of such independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Therefore, the parties waive the application of any Applicable Law providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, managers, members, shareholders, partners, officers, employees, and Affiliates, that:

(i) Clark Hill PLC, has acted as counsel to the Company and Stockholders’ Agent in connection with the negotiation, preparation, execution, and delivery of this Agreement and the consummation of the Transactions. Acquirer agrees, and shall cause the Surviving Corporation to agree, that, following consummation of the Transactions, such representation and any prior representation of the Company and the Stockholders’ Agent by Clark Hill PLC (or any successors) ( the “Company Law Firm”) shall not preclude the Company Law Firm from serving as counsel to the Stockholders’ Agent, any of its Affiliates, or any director, manager, member, shareholder, partner, officer, or employee of the Company, in connection with any litigation, claim, or obligation arising out of or relating to this Agreement or the Transactions.

(ii) Acquirer shall not, and after the Closing Date shall cause the Surviving Corporation not to, seek or have the Company Law Firm disqualified from any such representation based on the prior representation of the Company and the Stockholders’ Agent by the Company Law Firm. Each of the parties hereto hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent, and waiver contained in this Section 8.14 shall not be deemed exclusive of any other rights to which they are entitled whether pursuant to Applicable Law, Contract, or otherwise.

(c) All communications between the Company and the Stockholders’ Agent on the one hand, and Company Law Firm, on the other hand, relating to the negotiation, preparation, execution, and delivery of this Agreement and the consummation of the Transactions (the “Privileged Communications”) shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall belong solely to the Company Stockholders’ Agent (on behalf of the Company Stockholders) and shall not pass to or be claimed by Acquirer or the Company as the Surviving Corporation. Accordingly, Acquirer and the Company shall not have access to any Privileged Communications or to the files of the Company Law Firm relating to such engagement from and after the occurrence of the Closing and may not use or rely on any Privileged Communications in any Legal Proceeding against or involving Acquirer or the Company. Without limiting the generality of the foregoing, from and after the Closing, (i) the Stockholders’ Agent (on behalf of the Converting Holders) (and not Acquirer or the Company) shall be the sole holder of the attorney-client privilege with respect to such engagement, and none of Acquirer or the Company shall be a holder thereof, (ii) to the extent that files of the Company Law Firm in respect of such engagement constitute property of the client, only the Stockholders’ Agent (on behalf of the Converting Holders) (and not Acquirer nor the Company) shall hold such property rights, and (iii) the Company Law Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Acquirer or the Company by reason of any attorney-client relationship between the Company Law Firm and the Company, the Stockholders’ Agent or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Acquirer or its Affiliates (including the Company as the Surviving Corporation after Closing), on the one hand, and a third party other than the Stockholders’ Agent (on behalf of the Converting Holders), on the other hand, Acquirer and its Affiliates (including the Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Acquirer nor any of its Affiliates (including the Company) may waive such privilege without the prior written consent of, the Stockholders’ Agent which consent shall not be unreasonably withheld, conditioned, or delayed. In the event that Acquirer or any of its Affiliates (including the Company) is legally required by Order or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by Applicable Law, and (y) advisable in the opinion of Acquirer’s counsel, then Acquirer shall immediately (and, in any event, within five Business Days) notify the Stockholders’ Agent in writing so that Stockholders’ Agent can seek a protective order.

(d) This Section 8.14 is intended for the benefit of, and shall be enforceable by, and the Stockholders’ Agent or the Company Law Firm. This Section shall be irrevocable, and no term of this Section 8.14 may be amended, waived, or modified, without the prior written consent of the Company Law Firm.

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Versus Systems Inc.

By:	/s/ Matthew Pierce
Name:	Matthew Pierce
Title:	Chief Executive Officer

Wonkavision Merger Sub Inc.

By:	/s/ Matthew Pierce
Name:	Matthew Pierce
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Xcite Interactive, Inc.

By:	/s/ Sean Hopkins
Sean Hopkins, CEO

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Stockholders’ Agent

Front Range Ventures, LLC

By:	/s/ Matt Lauer
Matt Lauer, Sole Member

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Definitions

As used herein, the following terms shall have the meanings indicated below:

“Acquirer Common Stock” means the Common Shares, no par value, of Acquirer.

“Acquirer Option” means options to purchase shares of Acquirer Common Stock.

“Acquirer Stock Price” means the 20 day volume weighted average price of a share of Acquirer Common Stock on the Nasdaq Capital Market, ending on the date that is two days prior to the Agreement Date.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Aggregate Exercise Price” means the sum of the exercise prices of all Company Warrants.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, guidance, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Business” means the business of the Company as currently conducted, including the design, development, operation, production, marketing, sale, resale, licensing, distribution and servicing of sports and entertainment production, marketing, and fan engagement software and platform.

“Business Day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in San Antonio, Texas.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act.

“Closing Net Working Capital Surplus” means the amount, if any, by which the Company Net Working Capital, as set forth in the Company Closing Financial Certificate, is more than the Closing Net Working Capital Target.

“Closing Net Working Capital Shortfall” means the amount, if any, by which the Company Net Working Capital, as set forth in the Company Closing Financial Certificate, is less than the Closing Net Working Capital Target.

“Closing Net Working Capital Target” means negative $242,380.00.

“Code” means the United States Internal Revenue Code of 1986.

“Company Capital Stock” means, collectively, the Company Common Stock and any other capital stock of the Company, including the “preferred stock” referred to in the Certificate of Incorporation.

“Company Cash” means the aggregate amount of unrestricted cash and cash equivalents of the Company as of the Closing, calculated in accordance with GAAP.

“Company Closing Financial Certificate” means a certificate, in the form attached hereto for informational purposes only as Exhibit J, executed and delivered by an officer of the Company and dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Company Net Working Capital (including (A) an itemized list of each element of the Company’s current assets with the substance reasonably acceptable to Acquirer, and (B) an itemized list of each element of the Company’s total current liabilities with the substance reasonably acceptable to Acquirer), (ii) Company Cash, (iii) Company Debt, including an itemized list of each item of Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed and (iv) any Transaction Expenses that are incurred but unpaid as of the Closing, including an itemized list of each such Transaction Expenses and the Person to whom such Transaction Expenses are owed.

“Company Common Stock” means the Class A Common Stock, par value of $0.00001 per share, of the Company.

“Company Debt” means, without duplication: (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise (including the PPP Loan), (b) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (c) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (d) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (e) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (f) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed, (g) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent, (h) all underfunded liabilities, assuming contingencies are satisfied, under any Company Employee Plans, including defined benefit plans, or due to the application of any terms contemplated or agreed upon with any labor organization or similar arrangement, including the employer portion of any related payroll taxes with respect thereto, (i) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (a) through (h) appertaining to third parties and (j) all Pre-Closing Taxes and any other liabilities for Taxes incurred through or in accordance with the Closing (including the employer portion of employment-related Taxes arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, and including any such Taxes that have been deferred pursuant to the CARES Act and any related interest), whether or not such liabilities for Taxes would be then due.

“Company Net Working Capital” means (i) the Company’s total current assets (as defined by and determined in accordance with GAAP) as of the Closing minus (ii) the Company’s consolidated total current liabilities and short term and long term deferred revenue obligations (as defined by and determined in accordance with GAAP) as of the Closing, in the form attached hereto for informational purposes only as Exhibit J. For purposes of calculating Company Net Working Capital, (A) the Company’s current assets will exclude Company Cash and tax assets, and (B) the Company’s total current liabilities will include (without duplication) accounts payable, accrued liabilities, deferred rent and other deferred expenses, but shall exclude all Company Debt and Transaction Expenses.

“Company Options” means options to purchase shares of Company Capital Stock.

“Company Securityholders” means Company Stockholders, Company Warrantholders and the holders of the Convertible Note.

“Company Stockholders” means (a) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (b) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.

“Company Warrantholders” means the holders of the Company Warrants.

“Company Warrants” means any outstanding warrants to purchase shares of Company Capital Stock.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).

“Convertible Note” means the Convertible Note issued by the Company on or around October 21, 2020, as amended, to the holder thereof in the principal amount of $750,000.

“Converting Holders” means the Company Stockholders (other than those Company Stockholders all of whose shares of Company Capital Stock constitute Dissenting Shares) and Company Warrantholders.

“COVID-19” means the novel coronavirus 2019 referred to as COVID-19 and all variants.

“COVID-19 Pandemic” means the epidemic, pandemic or disease outbreak associated with COVID-19.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, or collateral assignment.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Exchange Act” means the Securities Exchange Act of 1934.

“Fully-Diluted Company Common Stock” means the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (b) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the Effective Time and (c) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time (including the Convertible Note as contemplated to be amended pursuant to Section 1.3(a)(iii)).

“Fundamental Representations” means the representations and warranties made by the Company in Section 2.1, but excluding the representations and warranties in the second sentence of Section 2.1 relating to foreign qualifications (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), Sections 2.3(a) (Authority), Section 2.12 (Taxes) and Section 2.18 (Transaction Fees) of this Agreement, including in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied, as modified to exclude the application of ASC 606.

“Government Official” means (a) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any political party, political party official or candidate for political office, (c) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (d) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission, regulatory authority or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange, local or supranational central bank or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Taxing or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Holdback Amount” means an amount equal to 12.5% of the Total Merger Consideration made up of (a) the shares of Acquirer Common Stock issuable to each Company Securityholder pursuant to Section 1.4(a), and (b) the cash owed to each Company Securityholder pursuant to Section 1.4(d).

“IP Representations” means the representations and warranties made by the Company in Section 2.10 (Intellectual Property) and Section 2.11 (Data Privacy and Security) of this Agreement, including in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections.

“IRS” means the United States Internal Revenue Service.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter, after reasonable inquiry, of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Material Adverse Effect” means, with respect to any Person, any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, is, or would reasonably be likely to be or become, materially adverse in relation to the near-term or longer-term condition (financial or otherwise), assets (including intangible assets), liabilities, business, operations or results of operations of such Person and its subsidiaries (taken as a whole), except to the extent that any such Effect directly results from: (a) any change, effect or circumstance resulting from an action required or permitted by this Agreement, (b) any change, effect or circumstance resulting from the announcement of this Agreement, (c) changes in general economic conditions, (d) changes affecting the industry generally in which such Person operates, (e) changes in Applicable Law, (f) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or acts of God (including the COVID-19 Pandemic, any other pandemic and any governmental response thereto); and (g) changes in GAAP; provided, in each case of clauses (a) – (g), that such changes do not affect such Person disproportionately as compared to such Person’s competitors.

“Misconduct Claim” means (a) sexual harassment, whether or not meeting the legal definition of actionable harassment, that would reasonably be expected to be materially injurious to the business or reputation of the Company, (b) if made to a subordinate service provider of the Company: (i) sexual advances, (ii) lewd or sexually explicit comments, or (iii) the sending of sexually explicit images or messages (excluding sexually explicit images or messages that are part of programing of legitimate works for the Company), (c) if made to a person who has not invited such conduct and, at the time, would reasonably regard the maker of the advances or comments as having the power to influence or impair the recipient’s career advancement or the success of the recipient’s business projects: (i) sexual advances or (ii) sexually explicit comments or (d) any retaliatory act for refusing or opposing any of the above.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Per Share Consideration” means the quotient expressed as a dollar amount equal to (a) the Total Merger Consideration divided by (b) the Fully-Diluted Company Common Stock.

“Permitted Encumbrances” means: (a) statutory liens for current Taxes that are not yet due and payable or liens for Taxes being contested in good faith by appropriate proceedings for which adequate reserves have been established, (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (e) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods, (f) transfer restrictions encumbering the Company’s Common Stock under the Stockholders’ Agreement and under applicable securities laws, and (g) non-exclusive licenses to or rights to use Company Products by the Company in the ordinary course of business and consistent with past practice.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization, Governmental Entity or other entity.

“Personal Data” “means any information that identifies, describes, relates to, is capable of being associated with, could reasonably be linked, directly or indirectly, with an identified or identifiable natural person or household, including a name, an identification number, unique personal identifier, biometric information, probabilistic identifier, location data, commercial information including products or services purchased, obtained or considered, or other purchasing or consuming histories or tendencies, professional, educational or employment related information, inferences drawn from personal information and used to create a profile, Internet or other electronic network activity information, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural, political or social identity of that natural person or any other piece of information that allows the identification of a natural person or is otherwise considered personally identifiable information, sensitive data, special categories of personal data or personal information under Applicable Law, including Tracking Data.

“PPP” means the Paycheck Protection Program administered by the SBA.

“PPP Lender” means Northeast Bank, a national banking association.

“PPP Loan” means all Company Debt with respect to the unsecured loan made to the Company by the PPP Lender under the PPP Loan Agreement, evidenced by that certain promissory note, dated as of March 2, 2021, in the principal amount of $348,745.

“PPP Loan Agreement” means that certain Loan Agreement, dated as of March 2, 2021, by and between the Company, as borrower, and the PPP Lender, as lender, as amended, restated, supplemented or otherwise modified from time to time, and any other agreements or documents entered into by any member of the Company in connection therewith or otherwise evidencing or governing the terms of the PPP Loan.

“Pre-Closing Taxes” means any (a) Taxes of the Company for a Pre-Closing Tax Period, (b) Taxes of Converting Holders (including capital gains Taxes arising as a result of the Transactions) or any of their Affiliates (excluding the Company) for any Tax period, (c) Taxes for which the Company (or any predecessor of the foregoing) is held liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date and (d) Taxes of any other Person for which the Company is liable if the agreement, event or occurrence giving rise to such Liability occurred on or before the Closing Date. Notwithstanding anything to this Agreement to the contrary, Pre-Closing Taxes includes any payroll taxes, or other Taxes of the Company arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, whether or not such Taxes are due and payable as of the Closing Date (and, for the avoidance of doubt, shall include any such Taxes that were deferred pursuant to the CARES Act). In the case of any Taxes of the Company that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date.

“Pre-Closing Tax Period” means any Taxable period (or portion thereof) ending on or prior to the Closing Date.

“Privacy Laws” means each (a) Applicable Law applicable to Personal Data, including: (i) Applicable Laws, regulations, directives, and orders, relating to data breach notification, data security, consumer protection, direct marketing and advertising, profiling and tracking, e-mail, messaging and/or telemarketing, biometrics, accessibility, the requirements for website and mobile application privacy policies and practices, and the privacy and individual rights of Persons; and (ii) the California Consumer Privacy Act of 2018; the Computer Fraud and Abuse Act; the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003; the Electronic Communications Privacy Act; the Fair Credit Reporting Act; the Federal Trade Commission Act; the General Data Protection Regulation (EU) 2016/679, the Gramm-Leach-Bliley Act; the Health Insurance Portability and Accountability Act; the Personal Information Protection and Electronic Documents Act (Canada), the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks; the Telemarketing and Consumer Fraud and Abuse Prevention Act; the Telephone Consumer Protection Act; the Video Privacy Protection Act; the rules of self-regulatory organizations, including the Payment Card Industry Data Security Standards; local or federal unfair and deceptive trade practices laws and other consumer protection laws; and all other similar international, federal, state, provincial, and local laws, (b) guidance issued by a Governmental Entity that pertains to any Applicable Law, (c) self-regulatory principles that are binding on the Company, and applicable industry standards, guidelines, and best practices for processing Personal Data, profiling and tracking, e-mail, messaging and/or telemarketing; and (d) Company Privacy Policies, contractual obligations and applicable codes of conduct.

“Pro Rata Share” means, with respect to a particular Converting Holder, a fraction, (a) the numerator of which is the product of (i) the Acquirer Stock Price multiplied by (ii) the aggregate number of shares of Acquirer Common Stock that such Converting Holder is entitled to be issued pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments and issuances in respect of Dissenting Shares) and (b) the denominator of which is the product of (i) the Acquirer Stock Price multiplied by (ii) the aggregate number of shares of Acquirer Common Stock that all Converting Holders are entitled to be issued pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments and issuances in respect of Dissenting Shares).

“Process,” “Processed” or “Processing” means, with respect to data, any operation or set of operations, whether manually or by automatic means, such as compilation, generation, collection, receipt, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“SBA” means the United States Small Business Administration.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Spreadsheet” means a spreadsheet setting forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (a) the names of all of the Converting Holders and their respective addresses, e-mail addresses and, where available, taxpayer identification numbers, (b) the number and type of shares of Company Capital Stock held by, or subject to the Company Warrants held by, such Converting Holders and, in the case of outstanding shares, the respective certificate numbers, in each case before and after giving effect to the Conversion Election, (c) the number of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Warrant, (d) the vesting status and schedule with respect Company Warrants, (e) for each Company Warrant that was early exercised, the date of such exercise and the applicable exercise price, (f) the calculation of Fully-Diluted Company Common Stock and Per Share Consideration, (g) the calculation of aggregate cash amounts payable to each such Converting Holder pursuant to Section 1.3(a) and the total amount of Taxes to be withheld therefrom, if any, (h) the vesting schedule with respect to the unvested shares of Acquirer Common Stock issuable to each Converting Holder pursuant to Section 1.3(a), as set forth in the Vesting Agreement executed by such Converting Holder, (i) the calculation of each Converting Holder’s Pro Rata Share of the Holdback Amount and (j) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

“Stockholders’ Agreement” means the Stockholders’ Agreement, dated January 6, 2021, among the Company and the Company Stockholders party thereto.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (a) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity having or purporting to have responsibility for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (b) any Liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (c) any Liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Deductions” means the aggregate amount of any income Tax deductions attributable to (a) the Transaction Expenses, (b) any business interest deduction carryforward pursuant to Section 163(j)(2) of the Code, and (c) any “net operating loss” within the meaning of Section 172(c) of the Code (or any similar provision of state, local or foreign Law) of the Company with respect to any Pre-Closing Tax Period that is not attributable to any of the other subclauses in this defined term and is available to be carried forward to any Tax year or period (or portion thereof) of Acquirer or its Affiliates (including the Company after the Closing Date) beginning after the Closing Date.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports), including any amendment thereof, filed or required to be filed with respect to Taxes.

“Total Merger Consideration” means the sum expressed as a dollar amount equal to (a) $16,712,795.00, plus (b) Company Cash, plus (c) the Aggregate Exercise Price, plus (d) the Closing Net Working Capital Surplus, if any, less (e) the Closing Net Working Capital Shortfall, if any, less (f) Transaction Expenses that are incurred but unpaid as of the Closing, less (g) Company Debt outstanding as of the Closing.

“Tracking Data” means (a) any information or data collected in relation to online, artificial intelligence or machine model training, mobile or other electronic activities or communications to the extent that it can reasonably be associated, directly or indirectly, with a particular Person, user, computer, mobile or other device, or instance of any application or mobile application, (b) any information or data collected in relation to off-line activities or communications that can reasonably be associated, directly or indirectly, with or that derives from a particular Person, user, computer, mobile or other device or instance of any application or mobile application or (c) any device or network identifier (including IP address or MAC address), device activity data or data collected from a networked physical object.

“Transaction Documents” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.

“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company in connection with this Agreement and the Transactions, whether or not incurred, billed or accrued, including (a) any fees, costs, expenses, payments and expenditures of legal counsel and accountants, (b) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (c) all bonuses, severance obligations or other compensatory amounts owed by the Company to any of their respective directors, employees and/or consultants in connection with the Transactions, including any signing bonus amounts owed and payable pursuant to the Offer Letters, that are unpaid as of the Closing and the employer portion of any related payroll taxes with respect thereto, (d) any such fees, costs, expenses, payments and expenditures incurred by Company Stockholders paid for or to be paid for by the Company, (e) the cost of the D&O Tail Policy and (f) the Stockholders’ Agent Fee.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Written Consent and Release” means a written consent and release executed by Company Securityholders in the form attached hereto as Exhibit E, which document includes provisions related to the (a) adoption of this Agreement and approval the Merger (which, taken together with each other Written Consent and Release to be delivered pursuant to this Agreement, will constitute the Company Stockholder Approval), (b) certification as to such holder’s status (or lack thereof) as an “accredited investor” (as such term is defined in Rule 501 of Regulation D of the Securities Act), (c) an agreement to be bound by the indemnification provisions of Article VI, (d) an acknowledgement of the accuracy of the Spreadsheet as it pertains to such Company Stockholder, (e) an agreement to release, solely in such Person’s capacity as a Company Securityholder, the Company and the Surviving Corporation from any claims, rights, Liabilities and causes of action whatsoever based upon, relating to or arising out of the Transactions, (f) an agreement that any dispute with respect to this Agreement involving such Company Securityholder shall be finally settled by binding arbitration pursuant to Section 8.10(a), (g) a substitute Form W-9, (h), approval of the Section 280G Payments, (i) ratification and approval of the Stockholders’ Agent as the agent for and on behalf of such Person, (j) acknowledgement of receipt of the dissenters’ rights notice and waiver of such rights and (k) termination of the Stockholders’ Agreement.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections.

Index of Defined Terms

Section

Accounts Receivable	2.4(e)
Acquirer	Preamble
Acquirer Financial Statements	3.6(b)
Acquirer NWC Notice	1.6(a)
Acquirer SEC Reports	3.6(a)
Acquisition Proposal	4.11(a)
Agreement	Preamble
Agreement Date	Preamble
Applicable Date	Article III
Author	2.10(g)
Board	Preamble
Bylaws	1.2(a)(i)
Certificate of Incorporation	1.2(a)(i)
Certificate of Merger	1.1(d)
Claim Certificate	6.5(a)
Claims Period	6.4(a)
Closing	1.1(c)
Closing Date	1.1(c)
Closing Net Working Capital	1.6(f)
COBRA	2.13(c)
Company	Preamble
Company Authorizations	2.8(b)
Company Balance Sheet	2.4(b)
Company Balance Sheet Date	2.4(b)
Company Disclosure Letter	Article II
Company Employee Plans	2.13(a)
Company Fraud	6.2(a)(vii)
Company Indemnification Provisions	4.5(a)
Company Indemnified Parties	4.5(a)
Company Law Firm	8.14(b)(i)

Company Privacy Commitments	2.11(a)
Company Stockholder Approval	2.3(a)
Confidential Information	2.10(i)
Confidentiality Agreement	4.2(a)
Converting Holder Fraud	6.2(b)
D&O Tail Policy	4.5(b)
Effective Time	1.1(d)
ERISA	2.13(a)
ERISA Affiliate	2.13(a)
Financial Statements	2.4(a)
Fraud	6.2(b)
Government Contract	2.18(a)(xx)
Holdback Fund	6.1(a)
Holdback Release Date	6.1(a)
Indemnifiable Damages	6.2(a)
Indemnification Claim	6.5(a)
Indemnified Person	6.2(a)
Independent Accountant	1.6(d)
Key Employee	Preamble
Key Employee Documents	Preamble
Material Contracts	2.17(a)
Merger	Preamble
Nasdaq	3.7
Non-Competition Agreement	Preamble
NON-REIMBURSABLE LOSSES	6.9
Notice of Objection	1.6(b)

NWC Calculations	1.6(a)
Offer Letter	Preamble
Parachute Payment Waiver	1.2(a)(x)
PFIC	2.13(s)
PPP Escrow Account	4.3(b)
Privileged Communications	8.14(c)
Processors	2.11(b)
Sales Taxes	2.13(e)
Section 280G Payments	4.9
Significant Customer	2.19
Significant Supplier	2.20
Special Claims	6.3(e)
Stockholders’ Agent	Preamble
Stockholders’ Agent Fee	8.13(b)
Surviving Corporation	1.1(a)
Third-Party Claim	6.7(a)
Tipping Basket	6.3(d)
Transactions	Preamble
Vesting Agreement	Preamble
WARN Act	2.13(l)
280G Stockholder Approval	4.9
Delaware Courts	8.10(b)
Merger Sub	Preamble
Pre-Closing Period	4.1
Restraint	4.6(c)